As Filed with the Securities and Exchange Commission on November 22, 2017
1933 Act File No. 333 -220645
1940 Act File No. 811 - 23043

Securities and Exchange Commission
Washington, D.C. 20549
_______________________

Form S-6
Amendment No. 1
________________________

For Registration Under the Securities Act of 1933
of Securities of Unit Investment Trusts
Registered on Form N-8B-2

A.	Exact Name of Trust: Olden Lane Trust Series 10

B.	Name of Depositors: Olden Lane Securities LLC Ausdal Financial Partners, Inc.

C.	Complete Address of Depositor’s Principal Executive Offices:

Olden Lane Securities LLC	Ausdal Financial Partners, Inc.
200 Forrestal Road	3250 Lacey Road
Suite 3B	Suite 130
Princeton, NJ 08540	Downers Grove, IL 60615

D.	Name and Complete Address of Agent for Service:

Copies to:

Michel S. Serieyssol
Chief Executive Officer
Olden Lane Securities LLC
200 Forrestal Road
Suite 3B
 Princeton, NJ 08540
James J. Simpson
Ausdal Financial Partners, Inc.
3250 Lacey Road
Suite 130
 Downers Grove, IL 60615
Morrison C. Warren, Esq. Chapman and Cutler LLP 111 West Monroe Street Chicago, Illinois 60603 (312) 845-3000

It is proposed that this filing will become effective (check appropriate box)

[ ]	immediately upon filing pursuant to paragraph (b)

[ ]	on (date) pursuant to paragraph (b)

[ ]	60 days after filing pursuant to paragraph (a)(1)

[ ]	on (date) pursuant to paragraph (a)(1) of rule 485

If appropriate, check the following box:

[ ]	This post-effective amendment designates a new effective date for a previously filed post-effective amendment.

E.	Title of Securities Being Registered: Units of fractional undivided beneficial interest.

F.	Approximate Date of Proposed Sale to Public: As soon as practicable after the effective date of the Registration Statement.

[ ]	Check box if it is proposed that this filing will become effective on (date) at (time) pursuant to Rule 487.

The registration hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) may determine.

The information in this Prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This Prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer of sale is not permitted.

Preliminary Prospectus Dated November 22, 2017. Subject to Completion.

Amplify Convertible Equity SecuritiesTM

Amplify ACES EASI Tactical Growth Index Fund

Amplify ACES Silver Birch Tactical Index Fund

Amplify ACES YieldShares Equity and Income CEF Index Fund

PROSPECTUS

[_______], 2017

Amplify Convertible Equity SecuritiesTM (“ACES”) are a new type of index-tracking investment product created by Amplify Investments LLC (“Amplify”). ACES are organized as unit investment trusts (“UITs”) under the Investment Company Act of 1940, as amended (the “1940 Act”) and are designed to convert at a future date to exchange-traded funds (“ETFs”) upon meeting certain time and asset thresholds after receiving applicable regulatory approval.

The ACES UIT portfolios offered pursuant to this prospectus will be sponsored by Olden Lane Securities LLC and Ausdal Financial Partners, Inc. (each a “Sponsor” and together the “Co-Sponsors”). Amplify will serve as the supervisor and evaluator of the ACES UIT portfolios and is anticipated to serve as investment adviser to any ACES ETF converted from an ACES UIT offered pursuant to this Prospectus.

Investing in ACES involves certain risks as described in this prospectus. As a new type of fund, ACES do not have an operating history. There is no guarantee that the conditions for an ACES UIT to convert into an ETF will be met and therefore any ACES UIT purchased pursuant to this prospectus may not convert to an ACES ETF. ACES are designed for sale through brokerage accounts.

The U.S. Securities and Exchange Commission (“SEC”) has not approved or disapproved these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

You should read this prospectus and retain it for future reference.

OVERVIEW

Amplify ACES EASI Tactical Growth Index Fund (the “EASI Tactical Growth Fund”), Amplify ACES YieldShares Equity and Income CEF Index Fund (the “YieldShares Equity and Income Fund”), and Amplify ACES Silver Birch Tactical Index Fund (the “Silver Birch Tactical Fund”) (each a “Portfolio”, collectively, the “Portfolios”) are ACES UITs organized under the 1940 Act as Olden Lane Trust Series 10 (the “Trust”).

The Portfolios will terminate in approximately 25 years, unless converted into an ETF or otherwise terminated in accordance with the Master Trust Agreement dated February 10, 2015, as amended by the Portfolios’ Trust Agreement Supplement dated _____, 2017 (together, the “Master Trust Agreement”).

The Bank of New York Mellon (the “Custodian”), a banking corporation organized under the laws of New York, performs services for the Portfolios as custodian, transfer agent and administrator. Amplify Investment LLC acts as evaluator and supervisor and Olden Lane and Ausdal Financial Partners acts as Co-Sponsors, pursuant to a Master Services Agreement and a respective series supplement to the Master Services Agreement relating to each Portfolio among Olden Lane Trust, Olden Lane, Amplify Investment LLC and the Custodian (the “Services Agreement”, and together with the Master Trust Agreement, the “Trust Agreements”).

What Are ACES?

ACES are a new type of index-tracking investment product that begin as a UIT and, upon meeting certain conditions, convert to an ETF. UITs are investment companies registered under the 1940 Act. A UIT issues redeemable securities (“units”), like a mutual fund, which means that the UIT will buy back an investor’s units, at the investor’s request. Unlike mutual funds, UITs are unmanaged portfolios and have defined terms. Units of ACES UITs will invest in securities that comprise a specified index for the life of each Portfolio. Once an ACES UIT achieves a predetermined asset level and time period after receiving applicable regulatory approval, it automatically converts into an index-tracking ETF. Investors who hold an ACES product for its term may have exposure to both the UIT and ETF structure. See “About ACES” for more information. The following provides a summary of how UITs and ETFs operate, and describes the general differences between traditional UITs and ETFs, including an ACES UIT and an ACES ETF:

	UITs	ETFs
Issuance
● A UIT typically will make a limited “public offering” of its units, generally for three to six months. UIT sponsors will “replicate”
   the portfolio to create new units during the public offering period. Unlike typical UITs, ACES UITs may have offering
   periods of several years.

● ETFs issue their shares in large blocks (25,000 or 50,000 shares, for example) that are known as “Creation Units.” Institutions, also known as Authorized Participants (“APs”), help create these initial shares so the ETF is available to investors on the secondary market.

	UITs	ETFs
Trading
● A UIT issues redeemable units, like a mutual fund, which means that the UIT will buy back an investor’s units at the investor’s request, at their next determined NAV. The Co-Sponsors of the
   ACES UIT may maintain a secondary market, but no new units will be created after the end of the public offering period.

● After purchasing a Creation Unit, the AP often sells the
   individual shares on a secondary market (e.g., on a stock
   exchange). This permits other investors to buy and sell individual shares (instead of Creation Units), similar to buying and selling individual stocks. In addition, ETFs generally redeem Creation
   Units by giving APs the securities that comprise the portfolio, instead of cash. This is known as the ETF
   “Creation/Redemption” process.

Termination Date
● Each UIT has a stated termination date. When a UIT
   terminates, any remaining investment portfolio securities are sold and the proceeds are paid to the investors. ACES UITs
   generally terminate 25 years after the initial date of deposit;
   however, ACES UITs may convert into an ETF prior to such
   termination.
● None
Portfolio
● UITs generally have fixed portfolios which do not change during the term of the trusts. As a result, investors know what they are investing in for the duration of their investment. Each ACES
   UIT will track a specified index during the life of the product and will rebalance its portfolio periodically to maintain its relationship with the its index. This may result in portfolio turnover and transactional costs not traditionally associated with
   UITs.
● Each ACES ETF will continue to track an index that its predecessor ACES UIT tracked.
Governance
● UITs are not managed and have no board of directors. Amplify will supervise the portfolio, but changes will only be made to the portfolio to match the index or for other limited purposes, as set forth in the Master Trust Agreement.
● ETFs have a board of directors and investment advisers for the life of portfolio.

Units of a Portfolio may be purchased on any business day the New York Stock Exchange is open by contacting a financial professional. Similar to mutual funds, investors may redeem units every business day at the redemption price, which is based on the current NAV of the units.

As a new type of fund, ACES do not have an operating history. There can be no guarantee that your Portfolio will convert from a UIT to an ETF or, if such conversion occurs, that an active trading market for an ACES ETF will develop.

AMPLIFY ACES EASI TACTICAL GROWTH INDEX FUND

INVESTMENT OBJECTIVE

The Portfolio seeks to provide investment results that correspond generally to the price and yield, before fees and expenses, of EASI Growth Index.

PRINCIPAL INVESTMENT STRATEGY

The Portfolio will invest at least 80% of its total assets in the securities that comprise the EASI Growth Index. The EASI Growth Index is designed to take advantage of investments in U.S. exchange-traded growth stocks during periods of upward momentum, while protecting such investments during periods of momentum loss. The EASI Growth Index uses a rules based methodology designed to optimize risk adjusted returns by tactically rotating between exposure to growth stocks and short term bonds. As set forth below, the Portfolio will either consist of (i) equity securities and equity ETFs or (ii) bond ETFs, depending on the Long-Term Tactical Allocation Signal, defined below. The Portfolio attempts to replicate, before fees and expenses, the performance and characteristics of the EASI Growth Index.

The EASI Growth Index was created and is maintained by EASI Investments, LLC (“EASI Investments”). EASI Investment is not affiliated with the Portfolio, the Co-Sponsors or Amplify Investments LLC (the “ETF Adviser”).

Index Eligibility

On each Adjustment Date, as defined below, EASI Investments will determine the index composition by selecting between the non-bond index components and the bond-ETF index components as indicated by the “Long-Term Tactical Allocation Signal” of the EASI Growth Index. The Long-Term Tactical Allocation Signal measures the monthly changes in price on the non-bond index components and compares the monthly price change to their trailing twelve-month average. Based upon the Long-Term Tactical Allocation Signal, the Portfolio will either be “Fully Invested” (100% allocation to non-bond index components and 0% to bond-ETF index components) or “Risk Reduced” (0% allocation to non-bond index components and 100% bond-ETF index components).

To select non-bond index components, EASI Investments performs a screening process that starts with all securities listed on the New York Stock Exchange, NYSE American stock exchange or NASDAQ Stock Market. EASI Investments then narrows this initial universe of securities. Each security must have:

●	An average daily volume in the last 50 days of 300,000 or more shares;

●
A Stock Growth Grade Point of 3.8 or more. The Stock Growth Grade Point is a proprietary quantative methodology based on a scale from 0.1 to 4.0, with 4.0 being the best grade point, and is determined by considering the following:

o	Earnings change;

o	Earnings acceleration;

o	Sales change;

o	Price momentum;

o	Price off its 52-week high;

o	Trading volume in association with the price trend; and

o	Return on equity.

If the EASI Growth Index is determined to be Fully Invested, the Portfolio will generally hold between 33 and 50 securities. Non-bond index components will be weighted equally, except in the case the number of index components drops below 33 securities, at which point the SPDR®S&P 500® ETF and the Powershares QQQ ETF will be added as non-bond index components. If the ETFs are selected for the portfolio, each common stock will be given a weight of 3.03% and the remainder of the portfolio will be divided between the ETFs.

If the EASI Growth Index is determined to be Risk Reduced, the bond index components will be weighted as follows: 35% of the Portfolio’s assets will be allocated to PIMCO Enhanced Short Maturity Active Exchange-Traded Fund, 35% of the Portfolio’s assets will be allocated to Vanguard Short Term Bond ETF, 15% of the Portfolio’s assets will be allocated to iShares Core U.S. Aggregated Bond ETF and 15% of the Portfolio’s assets will be allocated to Vanguard Intermediate-Term Bond ETF.

During the Portfolio’s life, the composition of its investments will change to reflect any change in the component securities of the EASI Growth Index. The composition of the EASI Growth Index is determined on (i) the second Friday of each month (or the prior business day if the second Friday is a holiday); or (ii) following a trigger event, defined below (the “Security Selection Date”). Adjustments are made to the EASI Growth Index four business days after the Security Selection Date (the “Adjustment Date”). A “trigger event” refers to a change to the aggregate allocation between non-bond index components and bond-ETF components as indicated by Long-Term Tactical Allocation Signal, which is calculated on every Friday that is a business day and is not a scheduled Security Selection Date.

The Co-Sponsors seek to replicate the composition of the EASI Growth Index in the Portfolio to the extent practicable. The Portfolio will generally change to reflect any changes in the components of the EASI Growth Index only at the time that the EASI Growth Index is rebalanced. The Portfolio will seek to track the EASI Growth Index to the greatest extent possible.

ESSENTIAL INFORMATION

Unit Price at Inception	$10.00
Inception Date	____, 2017
Termination Date	____, 2042, unless otherwise terminated pursuant to the Trust Agreement or converted to an ACES ETF
Distribution Date	25th day of December, March, June, and September (commencing on ____ 25, 2017, if any)
Record Date	10th day of December, March, June, and September (commencing on _____ 10, 2017, if any
Evaluation Time
As of the close of trading of the New York Stock Exchange (normally 4:00 p.m., Eastern time; however, on the first day units are sold, the evaluation time will be as of the close of trading on the New York Stock Exchange or the time the registration statement filed with the SEC becomes effective, if later)

Conversion Triggering Conditions	On any day following the one-year anniversary of the Portfolio’s Inception Date:
● the Portfolio exceeds $200 million in net assets; and
● the Portfolio has received all necessary regulatory approvals to conduct a conversion to an ETF as contemplated in this prospectus.

CUSIP NUMBERS

Standard Accounts	Cash Distributions
Fee Account Cash

Reinvested Distributions	Standard Accounts
Fee Account Cash

Ticker

Minimum Investment	$1,000/100 units

FEE TABLE

The amounts below are estimates of the direct and indirect expenses that you may incur based on a ten dollar ($10.00) unit price. Actual expenses may vary.

Investor Fees	Percentage of Public Offering Price	Amount Per 100 Units (1)
Maximum Sales Load	4.95%	$49.50
Estimated Organization Costs (2)
(amount per 100 units paid by the Portfolio at the end of the initial offering period or after one year, at the discretion of the Co-Sponsors)	$ ____

Annual Portfolio Operating Expenses	Approximate % of Public Offering Price	Amount Per 100 Units (1)
Trustee’s Fee	_____%	$_____
Supervisory Fee	_____%	$_____
Evaluator’s Fee	_____%	$_____
Bookkeeping and Administrative Fee	_____%	$_____
Estimated Other Portfolio Operating Expenses (3)	_____%	$_____
Estimated Acquired Fund Expenses (4)	_____%	$_____
Total	_____%	$_____

(1)	Based on a unit with a $10.00 per unit Public Offering Price as of the Inception Date.

(2)
The estimated organization costs include the amount per unit paid by the Portfolio at the first anniversary of the Inception Date, or at the end of the initial offering period, whichever occurs first. The initial offering period of the Portfolio will be approximately __; however, the initial offering period of the Portfolio may be terminated upon the Trust reaching assets under management that would require the trust to enter into participation agreements with underlying funds.

(3)
Since certain of the operating expenses are fixed amounts, if the Portfolio does not reach a certain size, or falls below such size over its life, the actual amount of the operating expenses may, in some cases, greatly exceed the amounts reflected. To the extent the actual operating expenses are greater than the estimated amount, only the estimated operating expenses will be charged to the Portfolio. Any operating expenses exceeding this estimate will be borne by the Co-Sponsors. Other operating expenses do not include brokerage costs and other transactional fees, but will include licensing fees paid by the Portfolio for the use of intellectual property owned by EASI Investments and licensed to Amplify and the Trust, including an index licensing fee of 0.15% per annum of the Portfolio’s average daily net assets to EASI Investments and a trademark licensing fee of 0.05% per annum of the Portfolio’s average daily net assets to EASI Investments. Amplify will receive a fee of 0.20% per annum of the Portfolio’s average daily net assets from the Portfolio for use of the ACES structure, marketing services and platform. In addition, the Portfolio may pay up to 0.10% per annum of the Portfolio’s average daily net assets in sub-transfer agency fees to the firms that provide unitholder related account services approved by the The Bank of New York Mellon, as the Portfolio’s Transfer Agent. The operating expenses may include global custody charges.

(4)
Although not an actual Portfolio operating expense, the Portfolio, and therefore the unitholders of the Portfolio, will indirectly bear similar operating expenses of the ETFs held by the Portfolio in the estimated amount provided above. Estimated ETF expenses are based upon the NAV of the number of ETF shares held by the Portfolio per unit multiplied by the Annual Operating Expenses of the ETFs for the most recent fiscal year. Unitholders will therefore indirectly pay higher expenses than if the underlying ETFs were held directly.

Example

This example helps you compare the cost of the Portfolio with other unit trusts and other registered funds. In the example, the Co-Sponsors assume that the Portfolio’s annual return is 5%. Your actual returns and expenses will vary. Based on these assumptions, you would pay these expenses for every $10,000 you invest in the Portfolio:

Year 1:	$
Year 3:
Year 5:
Year 10:

This example assumes that you continue to follow the Portfolio’s strategy.

PRINCIPAL RISKS

As with all investments, you may lose some or all of your investment in the Portfolio. No assurance can be given that the Portfolio’s investment objective will be achieved. The Portfolio also might not perform as well as you expect. This can happen for reasons such as these:

The Portfolio is not Managed. The value of your investment may fall over time. Except in limited circumstances, the Portfolio will generally hold, and may continue to buy, the same securities even if their market value declines.

Price Volatility. The value of your investment will fluctuate with changes in the value of the Portfolio’s securities. Securities prices fluctuate for several reasons, including changes in investors’ perceptions of the financial condition of an issuer or the general condition of the relevant stock market, such as current market volatility, or when political or economic events affecting the issuers occur. In addition, common stock prices may be particularly sensitive to rising interest rates, as the cost of capital rises and borrowing costs increase.

As with any investment, we cannot guarantee that the performance of the Portfolio will be positive over any period of time, or that you will not lose money. Units of the Portfolio are not deposits of any bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

Portfolio Turnover. The Portfolio pays transaction costs, such as commissions, when it purchases and sells securities (or “turns over” its portfolio). A higher portfolio turnover will cause the Portfolio to incur additional transaction costs and may result in higher taxes when units are held in a taxable account. These costs, which are not reflected in the “Fee Table” or in the example, may affect the Portfolio’s performance. Because the Portfolio will track a specified index and will rebalance periodically to maintain its relationship with the index, the turnover and transactional costs may exceed those traditionally associated with UITs.

Dividends Risk. There is no guarantee that the issuers, ETFs or issuers of the ETFs’ underlying securities will declare dividends in the future and, if declared, whether they will remain at current levels or increase over time.

Index Risk. The Portfolio’s performance might not sufficiently correspond with that of its target index. This can happen for reasons such as the timing of rebalancings, index tracking errors, round lot trading requirements, regulatory restrictions, the time that elapses between an index change and a change in the Portfolio, and Portfolio expenses. In addition, since the Portfolio will hold ETFs, it is likely that the returns and capital appreciation of the portfolio may be lower than if the portfolio was made up of common stocks.

Strategy Risk. The Portfolio is exposed to additional risk due to its policy of investing in accordance with an investment strategy. Although the Portfolio’s investment strategy is designed to achieve the Portfolio’s investment objective, the strategy may not prove to be successful. The investment decisions may not produce the intended results and there is no guarantee that the investment objective will be achieved. Furthermore, the index’s which the Portfolio tracks may not perform as intended. The correlation and performance of the index underlying holdings may diverge from historical trends.

ETF Risk. The Portfolio invests in shares of the ETFs. ETFs are investment pools that hold other securities. The ETFs in which the Portfolio invests are passively managed index funds that seek to replicate the performance or composition of a recognized securities index.

ETFs are subject to various risks, including management’s ability to meet the fund’s investment objective. Shares of ETFs may trade at a discount from their NAV in the secondary market. This risk is separate and distinct from the risk that the NAV of an ETF’s shares may decrease. The amount of such discount from NAV is subject to change from time to time in response to various factors. The ETFs have management and operating expenses. Unitholders of the Portfolio will bear these fees in addition to the fees and expenses of the Portfolio. See “Fee Table” for additional information. Consequently, you will bear not only your share of the Portfolio’s expenses, but also the expenses of the ETFs. As a result of the Portfolio’s investment in ETFs, you will incur greater expenses than if you invest directly in the ETFs.

The Portfolio is subject to index correlation risk. To the extent that an underlying ETF is an index tracking ETF, index correlation risk is the risk that the performance of an ETF will vary from the actual performance of the fund’s target index, known as “tracking error.” This can happen due to fund expenses, transaction costs, market impact, corporate actions (such as mergers and spin offs) and timing variances. Some ETFs use a technique called “representative sampling,” which means the ETF invests in a representative sample of securities in its target index rather than all of the index securities. The use of representative sampling could increase the risk of a tracking error.

The financial condition of an ETF may worsen, resulting in a reduction in the value of your units. This may occur at any point in time, including during the primary offering period.

Interest Rate Risk. The value of the fixed-income securities in the ETFs will generally fall if interest rates, in general, rise. Typically, fixed-income securities with longer periods before maturity are more sensitive to interest rate changes. In addition, the duration of a bond will also affect its price sensitivity to interest rate changes. For example, if a bond has a duration of five years and interest rates go up by 1%, it can be expected that the bond price will move down by 5%. The Portfolio may be subject to greater risk of rising interest rates than would normally be the case due to the current period of historically low rates.

Financial Condition of an Issuer. The financial condition of an issuer held by an ETF may worsen or its credit ratings may drop, resulting in a reduction in the value of your units. This may occur at any point in time, including during the initial offering period.

Payment and Distribution Risk. An ETF or an issuer of securities held by an ETF may be unwilling or unable to make principal payments and/or to declare distributions in the future, may call a security before its stated maturity, or may reduce the level of distributions declared. Issuers may suspend dividends during the life of the Portfolio. This may result in a reduction in the value of your units. In general, lower rated bonds carry greater credit risk.

Economic Conditions Risk. Economic conditions may lead to limited liquidity and greater market volatility. The markets for fixed-income securities, such as those held by certain ETFs, may experience periods of illiquidity and volatility. General market uncertainty and consequent repricing risk have led to market imbalances of sellers and buyers, which in turn have resulted in significant valuation uncertainties in a variety of fixed income securities. These conditions resulted from, and in many cases continue to result in, greater volatility, less liquidity, widening credit spreads and a lack of price transparency, with many debt securities remaining illiquid and of uncertain value. These market conditions may make valuation of some of the securities held by an ETF uncertain and/or result in sudden and significant valuation increases or declines in its holdings.

Industry Concentration Risk. The ETFs in which the Portfolio invests may be concentrated to a significant degree in a single industry or sector. An ETF concentrated in a single industry or sector presents more risks than a fund that is broadly diversified over several industries or sectors. To the extent that the ETFs of the index concentrate in issuers in a particular industry or sector, the Portfolio will also concentrate its investments to approximately the same extent. By concentrating its investments in an industry or sector, the Portfolio may face more risks than if it were diversified broadly over numerous industries or sectors.

Legislation and Litigation. From time to time, various legislative initiatives or regulatory standards are proposed in the United States and abroad which may have a negative impact on certain of the companies represented in the Portfolio. In addition, litigation regarding any of the issuers of the securities, or of the industries represented by such issuers, may negatively impact the value of these securities. We cannot predict what impact any pending or proposed legislation or pending or threatened litigation will have on the value of the securities.

Inflation Risk. Inflation risk is the risk that the value of assets or income from investments will be less in the future as inflation decreases the value of money.

TRUST PORTFOLIO
OLDEN LANE TRUST SERIES 10
AMPLIFY ACES EASI TACTICAL GROWTH INDEX FUND
AS OF THE PORTFOLIO INCEPTION DATE, ______, 2017

Number of Shares	Ticker Symbol	Issuer	Percentage of Aggregate Offering Price	Market Value per Share (1)	Cost of Securities to Portfolio (2)
[_____]: [___]%

NOTES TO PORTFOLIO

(1)
The value of each security is based on the most recent closing sale price of each security as of the close of regular trading on the New York Stock Exchange on the business day prior to the Portfolio’s Inception Date. The Portfolio’s investments are classified as Level 1, which refers to security prices determined using quoted prices in active markets for identical securities.

(2)
The cost of the securities to the Co-Sponsors and the Co-Sponsors’ profit (or loss) (which is the difference between the cost of the securities to the Co-Sponsors and the cost of the securities to the Portfolio) are $____ and $____, respectively.

AMPLIFY ACES SILVER BIRCH TACTICAL INDEX FUND

INVESTMENT OBJECTIVE

The Portfolio seeks to provide investment results that correspond generally to the price and yield, before fees and expenses, of Silver Birch Tactical Index.

PRINCIPAL INVESTMENT STRATEGY

The Portfolio will invest at least 80% of its total assets in the ETFs that comprise the Silver Birch Tactical Index. The Silver Birch Tactical Index uses Silver Birch Capital Advisor’s (“Silver Birch”) proprietary, rules-based methodology to select and invest in at least three ETFs, based on the index eligibility criteria discussed below. The Portfolio attempts to replicate, before fees and expenses, the performance and characteristics of the Silver Birch Tactical Index.

The Silver Birch Tactical Index seeks to provide long term capital growth with stability of principal as a secondary goal. The Silver Birch Tactical Index accomplishes this using an algorithm that selects the best three out of thirteen global investments each quarter by utilizing a relative strength and volatility screen. Portfolio 1 and Portfolio 2 use a slightly different screen and weighting for relative strength to give the index an improved ability to more accurately select both positive and negative trends. If the strategy fails to select any asset class based on the initial screen, the strategy defaults to a bond weighted portfolio.

The Silver Birch Tactical Index was created and is maintained by Silver Birch. Silver Birch is not affiliated with the Portfolio, the Co-Sponsors or Amplify Investments LLC (the “ETF Adviser”).

Index Eligibility

For defined terms and additional details regarding the Silver Birch Tactical Index and its underlying securities, see “Index Methodology – Silver Birch Tactical Fund”. The Silver Birch Tactical Index consists of securities from two portfolios, Portfolio 1 and Portfolio 2, determined as follows:

The composition of Portfolio 1 is determined quarterly and follows the procedure below:

1.
The “Portfolio 1 Universe” is comprised of the following seven (7) securities: Guggenheim S&P 500 Equal Weight ETF, iShares MSCI Eurozone ETF, iShares Russell 1000 ETF, iShares Russell 2000 ETF, iShares Russell 3000 ETF, iShares iBoxx Investment Grade Corporate Bond ETF and VanEck Gold Miners ETF. With respect to each such security, the Four-Month Performance, the Two-Month Performance and the Three-Month Volatility will be calculated, as each such term is further described in “Index Methodology – Silver Birch Tactical Fund,” below.

2.
A “Total Rank” will be established for each security in the Portfolio 1 Universe according to the following process: The Four-Month Performance and Two-Month Performance will be ranked in descending order from seven (7) to one (1), and Three-Month Volatility will be ranked in ascending order from (1) to (7). Each security’s Four-Month Performance rank shall be multiplied by 0.4. Each security’s Two-Month Performance rank and Three-Month Volatility rank shall be multiplied by 0.4. The resulting products for each security shall be summed to determine its Total Rank. In case of a tie for the Total Rank of any two or more securities in the Product 1 Universe, the Four-Month Performance rank shall determine the order.

3.	Select the two highest ranked securities by “Total Rank” and weight the securities equally to establish Portfolio 1.

4.
If the closing price of a security to be included in Portfolio 1 according to the process outlined in paragraph 1 through 3 above is below its Three-Month SMAas of the Selection Day, the respective security shall not be included in Portfolio 1 and it shall be substituted with a basket comprised of the following three (3) securities: the iShares 20+ Year Treasury Bond (weighted as 30% of Portfolio 1), the iShares 7-10 Year Treasury Bond ETF (weighted as 40% of Portfolio 1) and the iShares core U.S. Aggregate Bond ETF (weighted as 30% of Portfolio 1).

The composition of Portfolio 2 is determined quarterly and follows the procedure below:

1.
The “Portfolio 2 Universe” is comprised of the following six (6) securities: iShares Cohen & Steers REIT ETF, iShares MSCI EAFE ETF, iShares MSCI Emerging Markets ETF, iShares S&P 500 Growth ETF, iShares S&P 500 Value ETF, and iShares TIPS Bond ETF. With respect to each such security, the Two-Month Performance, the Twenty-Day Performance and the Four-Month Volatility will be calculated, as each such term is further described in “Index Methodology – Silver Birch Tactical Fund,” below.

2.
A “Total Rank” will be established for each security in the Portfolio 2 Universe according to the following process: The Two-Month Performance and Twenty-Day Performance will be ranked in descending order from seven (7) to one (1), and Four-Month Volatility will be ranked in ascending order from (1) to (7). Each security’s Two-Month Performance rank shall be multiplied by 0.4. Each security’s Twenty-Day Performance rank and Four-Month Volatility rank shall be multiplied by 0.4. The resulting products for each security shall be summed to determine its Total Rank. In case of a tie for the Total Rank of any two or more securities in the Product 2 Universe, the Two-Month Performance rank shall determine the order.

3.	Select the highest ranked security by “Total Rank” to establish Portfolio 2.

4.
If the Closing Price of the security comprising Portfolio 2 according to the process outlined in paragraphs 1 through 3 above is below its Three-Month SMA as of the Selection Day, the security will be substituted with a basket comprised of the following three (3) securities: iShares 20+ Year Treasury Bond (weighted as 30% of Portfolio 2), the iShares 7-10 Year Treasury Bond ETF (weighted as 40% of Portfolio 2) and the iShares Core U.S. Aggregate Bond ETF (weighted as 30% of Portfolio 2).

The Silver Birch Tactical Index is rebalanced on the second business day of each January, April, July and October, but may be adjusted more frequently for specific corporate events. Portfolio 1 will constitute 60% of the Silver Birch Tactical Index and Portfolio 2 will constitute 40% of the Silver Birch Tactical Index at each rebalancing.

The Co-Sponsors seek to replicate the composition of the Silver Birch Tactical Index in the Portfolio’s portfolio to the extent practicable. During its life, the Portfolio will change to reflect any change in the component securities in the Silver Birch Tactical Index. The Portfolio will generally change to reflect any changes in the components of the Silver Birch Tactical Index only at the time that the Silver Birch Tactical Index is rebalanced. The Portfolio will track the Silver Birch Tactical Index to the greatest extent possible.

ESSENTIAL INFORMATION

Unit Price at Inception	$10.00
Inception Date	____, 2017
Termination Date	____, 2042, unless otherwise terminated pursuant to the Trust Agreement or converted to an ACES ETF
Distribution Date	25th day of December, March, June, and September (commencing on _____ 25, 2017, if any
Record Date	10th day of December, March, June, and September (commencing on _____ 10, 2017, if any
Evaluation Time
As of the close of trading of the New York Stock Exchange (normally 4:00 p.m., Eastern time; however, on the first day units are sold, the evaluation time will be as of the close of trading on the New York Stock Exchange or the time the registration statement filed with the SEC becomes effective, if later)

Conversion Triggering Conditions	On any day following the one-year anniversary of the Portfolio’s Inception Date:
● the Portfolio exceeds $100 million in net assets; and
● the Portfolio has received all necessary regulatory approvals to conduct a conversion to an ETF as contemplated in this prospectus.

CUSIP NUMBERS

Standard Accounts	Cash Distributions
Fee Account Cash

Reinvested Distributions	Standard Accounts
Fee Account Cash

Ticker

Minimum Investment	$1,000/100 units

FEE TABLE

The amounts below are estimates of the direct and indirect expenses that you may incur based on a ten dollar ($10.00) unit price. Actual expenses may vary.

Investor Fees	Percentage of Public Offering Price	Amount Per 100 Units (1)
Maximum Sales Load	4.95%	$49.50
Estimated Organization Costs (2)
(amount per 100 units paid by the Portfolio at the end of the initial offering period or after one year, at the discretion of the Co-Sponsors)	$ ____

Annual Portfolio Operating Expenses	Approximate % of Public Offering Price	Amount Per 100 Units (1)
Trustee’s Fee	_____%	$_____
Supervisory Fee	_____%	$_____
Evaluator’s Fee	_____%	$_____
Bookkeeping and Administrative Fee	_____%	$_____
Estimated Other Portfolio Operating Expenses (3)	_____%	$_____
Estimated Acquired Fund Expenses (4)	_____%	$_____
Total	_____%	$_____

(1)	Based on a unit with a $10.00 per unit Public Offering Price as of the Inception Date.

(2)
The estimated organization costs include the amount per unit paid by the Portfolio at the first anniversary of the Inception Date, or at the end of the initial offering period, whichever occurs first. The initial offering period of the Portfolio will be approximately __; however, the initial offering period of the Portfolio may be terminated upon the Trust reaching assets under management that would require the trust to enter into participation agreements with underlying funds.

(3)
Since certain of the operating expenses are fixed amounts, if the Portfolio does not reach a certain size, or falls below such size over its life, the actual amount of the operating expenses may, in some cases, greatly exceed the amounts reflected. To the extent the actual operating expenses are greater than the estimated amount, only the estimated operating expenses will be charged to the Portfolio. Any operating expenses exceeding this estimate will be borne by the Co-Sponsors. Other operating expenses do not include brokerage costs and other transactional fees, but will include licensing fees paid by the Portfolio for the use of intellectual property owned by Silver Birch and licensed to Amplify and the Trust, including an index licensing fee of 0.15% per annum of the Portfolio’s average daily net assets to Silver Birch and a trademark licensing fee of 0.05% per annum of the Portfolio’s average daily net assets to Silver Birch. Amplify will receive a fee of 0.20% per annum of the Portfolio’s average daily net assets from the Portfolio for use of the ACES structure, marketing services and platform. In addition, the Portfolio may pay up to 0.10% per annum of the Portfolio’s average daily net assets in sub-transfer agency fees to the firms that provide unitholder related account services approved by The Bank of New York Mellon, as the Portfolio’s Transfer Agent. The operating expenses may include global custody charges.

(4)
Although not an actual Portfolio operating expense, the Portfolio, and therefore the unitholders of the Portfolio, will indirectly bear similar operating expenses of the ETFs held by the Portfolio in the estimated amount provided above. Estimated ETF expenses are based upon the NAV of the number of ETF shares held by the Portfolio per unit multiplied by the Annual Operating Expenses of the ETFs for the most recent fiscal year. Unitholders will therefore indirectly pay higher expenses than if the underlying ETFs were held directly.

Example

This example helps you compare the cost of the Portfolio with other unit trusts and other registered funds. In the example, the Co-Sponsors assume that the Portfolio’s annual return is 5%. Your actual returns and expenses will vary. Based on these assumptions, you would pay these expenses for every $10,000 you invest in the Portfolio:

Year 1:	$
Year 3:
Year 5:
Year 10:

This example assumes that you continue to follow the Portfolio’s strategy.

PRINCIPAL RISKS

As with all investments, you may lose some or all of your investment in the Portfolio. No assurance can be given that the Portfolio’s investment objective will be achieved. The Portfolio also might not perform as well as you expect. This can happen for reasons such as these:

The Portfolio is not Managed. The value of your investment may fall over time. Except in limited circumstances, the Portfolio will generally hold, and may continue to buy, the same securities even if their market value declines.

Price Volatility. The value of your investment will fluctuate with changes in the value of the Portfolio’s securities. Securities prices fluctuate for several reasons, including changes in investors’ perceptions of the financial condition of an issuer or the general condition of the relevant stock market, such as current market volatility, or when political or economic events affecting the issuers occur. In addition, common stock prices may be particularly sensitive to rising interest rates, as the cost of capital rises and borrowing costs increase.

As with any investment, we cannot guarantee that the performance of the Portfolio will be positive over any period of time, or that you will not lose money. Units of the Portfolio are not deposits of any bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

Portfolio Turnover. The Portfolio pays transaction costs, such as commissions, when it purchases and sells securities (or “turns over” its portfolio). A higher portfolio turnover will cause the Portfolio to incur additional transaction costs and may result in higher taxes when units are held in a taxable account. These costs, which are not reflected in the “Fee Table” or in the example, may affect the Portfolio’s performance. Because the Portfolio will track a specified index and will rebalance periodically to maintain its relationship with the index, the turnover and transactional costs may exceed those traditionally associated with UITs.

Dividends Risk. There is no guarantee that the ETFs or issuers of the underlying securities will declare dividends in the future and, if declared, whether they will remain at current levels or increase over time.

Index Risk. The Portfolio’s performance might not sufficiently correspond with that of its target index. This can happen for reasons such as the timing of rebalancings, index tracking errors, round lot trading requirements, regulatory restrictions, the time that elapses between an index change and a change in the Portfolio, and Portfolio expenses. In addition, since the Portfolio will hold ETFs, it is likely that the returns and capital appreciation of the portfolio may be lower than if the portfolio was made up of common stocks.

Strategy Risk. The Portfolio is exposed to additional risk due to its policy of investing in accordance with an investment strategy. Although the Portfolio’s investment strategy is designed to achieve the Portfolio’s investment objective, the strategy may not prove to be successful. The investment decisions may not produce the intended results and there is no guarantee that the investment objective will be achieved. Furthermore, the index which the Portfolio tracks may not perform as intended. The correlation and performance of the index’s underlying holdings may diverge from historical trends.

ETF Risk. The Portfolio invests in shares of the ETFs. ETFs are investment pools that hold other securities. The ETFs in which the Portfolio invests are passively managed index funds that seek to replicate the performance or composition of a recognized securities index.

ETFs are subject to various risks, including management’s ability to meet the fund’s investment objective. Shares of ETFs may trade at a discount from their NAV in the secondary market. This risk is separate and distinct from the risk that the NAV of an ETF’s shares may decrease. The amount of such discount from NAV is subject to change from time to time in response to various factors. The ETFs have management and operating expenses. Unitholders of the Portfolio will bear these fees in addition to the fees and expenses of the Portfolio. See “Fee Table” for additional information. Consequently, you will bear not only your share of the Portfolio’s expenses, but also the expenses of the ETFs. As a result of the Portfolio’s investment in ETFs, you will incur greater expenses than if you invest directly in the ETFs.

The Portfolio is subject to index correlation risk. To the extent that an underlying ETF is an index tracking ETF, index correlation risk is the risk that the performance of an ETF will vary from the actual performance of the fund’s target index, known as “tracking error.” This can happen due to fund expenses, transaction costs, market impact, corporate actions (such as mergers and spin offs) and timing variances. Some ETFs use a technique called “representative sampling,” which means the ETF invests in a representative sample of securities in its target index rather than all of the index securities. The use of representative sampling could increase the risk of a tracking error.

The financial condition of an ETF may worsen, resulting in a reduction in the value of your units. This may occur at any point in time, including during the primary offering period.

Treasury Bond Risk. The Portfolio may invest in ETFs that invest in U.S. Treasury obligations. U.S. Treasury obligations are direct obligations of the United States which are backed by the full faith and credit of the United States. U.S. Treasury obligations are generally not affected by credit risk, but are subject to changes in market value resulting from changes in interest rates. The value of U.S. Treasury obligations will be adversely affected by decreases in bond prices and increases in interest rates.

Interest Rate Risk. The value of the fixed-income securities in the ETFs will generally fall if interest rates, in general, rise. Typically, fixed-income securities with longer periods before maturity are more sensitive to interest rate changes. In addition, the duration of a bond will also affect its price sensitivity to interest rate changes. For example, if a bond has a duration of five years and interest rates go up by 1%, it can be expected that the bond price will move down by 5%. The Portfolio may be subject to greater risk of rising interest rates than would normally be the case due to the current period of historically low rates.

Economic Conditions Risk. Economic conditions may lead to limited liquidity and greater market volatility. The markets for fixed-income securities, such as those held by certain ETFs, may experience periods of illiquidity and volatility. General market uncertainty and consequent repricing risk have led to market imbalances of sellers and buyers, which in turn have resulted in significant valuation uncertainties in a variety of fixed income securities. These conditions resulted from, and in many cases continue to result in, greater volatility, less liquidity, widening credit spreads and a lack of price transparency, with many debt securities remaining illiquid and of uncertain value. These market conditions may make valuation of some of the securities held by an ETF uncertain and/or result in sudden and significant valuation increases or declines in its holdings.

Foreign Securities Risk. Certain ETFs held by the Portfolio may invest in U.S.-listed foreign securities. Securities of foreign issuers present risks beyond those of domestic securities. The prices of foreign securities can be more volatile than U.S. securities due to such factors as political, social and economic developments abroad; the differences between the regulations to which U.S. and foreign issuers and markets are subject; the seizure by the government of company assets; excessive taxation; withholding taxes on dividends and interest; limitations on the use or transfer of portfolio assets; and political or social instability. Other risks include the following:

●	Enforcing legal rights may be difficult, costly and slow in foreign countries, and there may be special problems enforcing claims against foreign governments;

●	Foreign issuers may not be subject to accounting standards or governmental supervision comparable to U.S. issuers, and there may be less public information about their operations; and

●	Future political and governmental restrictions might adversely affect the payment or receipt of income on the foreign securities.

Emerging Markets Risk. Certain ETFs held by the Portfolio may invest in securities issued by companies headquartered in countries considered to be emerging markets. Emerging markets are generally defined as countries with low per capita income in the initial stages of their industrialization cycles. Risks of investing in developing or emerging countries include the possibility of investment and trading limitations, liquidity concerns, delays and disruptions in settlement transactions, political uncertainties and dependence on international trade and development assistance. Companies headquartered in emerging market countries may be exposed to greater volatility and market risk.

European Companies Risk. Certain ETFs held by the Portfolio may be concentrated in European issuers. As a result, political, economic or social developments in Europe may have a significant impact on the securities included in the Portfolio. Furthermore, the European sovereign debt crisis and the related austerity measures in certain countries have had, and continue to have, a significant negative impact on the economies of certain European countries and their future economic outlooks.

Real Estate Investment Trust Risk. Certain ETFs held by the Portfolio may invest in real estate investment trusts (“REITs”). REITs may concentrate their investments in specific geographic areas or in specific property types, such as, hotels, shopping malls, residential complexes and office buildings. The value of the REITs and other real estate securities and the ability of such securities to distribute income may be adversely affected by several factors, including: rising interest rates; changes in the global and local economic climate and real estate conditions; perceptions of prospective tenants of the safety, convenience and attractiveness of the properties; the ability of the owner to provide adequate management, maintenance and insurance; increased competition from new properties; the impact of present or future environmental legislation and compliance with environmental laws; changes in real estate taxes and other operating expenses; adverse changes in governmental rules and fiscal policies; adverse changes in zoning laws; declines in the value of real estate; the downturn in the subprime mortgage lending market and the real estate markets in the United States; and other factors beyond the control of the issuer of the security.

Commodity Risk. Certain ETFs held by the Portfolio invest in commodities. The prices of commodities may fluctuate quickly and dramatically and may not correlate to price movements in other asset classes. An active trading market may not exist for certain commodities. Each of these factors and events could have a significant negative impact on the Portfolio.

Industry Concentration Risk. The ETFs in which the Portfolio invests may be concentrated to a significant degree in a single industry or sector. An ETF concentrated in a single industry or sector presents more risks than a fund that is broadly diversified over several industries or sectors. To the extent that the ETFs of the Index concentrate in issuers in a particular industry or sector, the Portfolio will also concentrate its investments to approximately the same extent. By concentrating its investments in an industry or sector, the Portfolio may face more risks than if it were diversified broadly over numerous industries or sectors.

Small- and Mid-Cap Companies Risk. Certain ETFs held by the Portfolio invest in securities issued by small- and mid-capitalization companies. These securities customarily involve more investment risk than securities of large capitalization companies. Small- and mid-capitalization companies may have limited product lines, markets or financial resources and may be more vulnerable to adverse general market or economic developments.

Financial Condition of an Issuer. The financial condition of an issuer held by an ETF may worsen or its credit ratings may drop, resulting in a reduction in the value of your units. This may occur at any point in time, including during the initial offering period.

Payment and Distribution Risk. An ETF or an issuer of securities held by an ETF may be unwilling or unable to make principal payments and/or to declare distributions in the future, may call a security before its stated maturity, or may reduce the level of distributions declared. Issuers may suspend dividends during the life of the Portfolio. This may result in a reduction in the value of your units. In general, lower rated bonds carry greater credit risk.

Legislation and Litigation. From time to time, various legislative initiatives or regulatory standards are proposed in the United States and abroad which may have a negative impact on certain of the companies represented in the Portfolio. In addition, litigation regarding any of the issuers of the securities, or of the industries represented by such issuers, may negatively impact the value of these securities. We cannot predict what impact any pending or proposed legislation or pending or threatened litigation will have on the value of the securities.

Inflation Risk. Inflation risk is the risk that the value of assets or income from investments will be less in the future as inflation decreases the value of money.

TRUST PORTFOLIO
OLDEN LANE TRUST SERIES 10
AMPLIFY SILVER BIRCH TACTICAL INDEX ACES
AS OF THE PORTFOLIO INCEPTION DATE, ______, 2017

Number of Shares	Ticker Symbol	Issuer	Percentage of Aggregate Offering Price	Market Value per Share (1)	Cost of Securities to Portfolio (2)
EXCHANGE-TRADED FUNDS: 100%

NOTES TO PORTFOLIO

(1)
The value of each security is based on the most recent closing sale price of each security as of the close of regular trading on the New York Stock Exchange on the business day prior to the Portfolio’s Inception Date. The Portfolio’s investments are classified as Level 1, which refers to security prices determined using quoted prices in active markets for identical securities.

(2)
The cost of the securities to the Co-Sponsors and the Co-Sponsors’ profit (or loss) (which is the difference between the cost of the securities to the Co-Sponsors and the cost of the securities to the Portfolio) are $____ and $____, respectively.

AMPLIFY ACES YIELDSHARES EQUITY AND INCOME CEF INDEX FUND

INVESTMENT OBJECTIVE

The Portfolio seeks to provide investment results that correspond generally to the price and yield, before fees and expenses, of Prime Equity and Income CEF Index.

PRINCIPAL INVESTMENT STRATEGY

The Portfolio will invest at least 80% of its total assets in the closed-end funds (“CEFs”) that comprise the Prime Equity and Income CEF Index (the “Prime Equity and Income Index”). The Prime Equity and Income Index is a proprietary index designed to measure the performance of the twenty-five highest ranked equity CEFs with a substantial allocation in stocks that pay dividends and are listed in the United States. The Portfolio attempts to replicate, before fees and expenses, the performance and characteristics of the Prime Equity and Income Index.

The Prime Equity and Income Index was created and is maintained by Prime Indexes. Prime Indexes is not affiliated with the Portfolio, the Co-Sponsors or Amplify Investments LLC (the “ETF Adviser”).

Index Eligibility

On the selection day, Prime Indexes defines its CEF universe based on the following eligibility requirements:

●	Exchange List: Primary listing on the NYSE ARCA, NASDAQ or CBOE Global Markets exchanges.

●	Liquidity Requirement: $1 million three-month average daily value traded.

●	Assets Under Management Requirement: $200 million or greater.

●	Distribution Frequency Requirement: Monthly or quarterly.

●	CEF Focus Requirement: CEFs eligible for inclusion include those that invest at least 80% of their portfolio in equity securities or other income producing securities.

After defining the CEF Universe, Prime Indexes applies the following selection factors to determine a “Prime Score” relating to each potential index constituent:

1.	Prime Indexes ranks each CEF in the universe based on the following four factors:

a.
Distribution Rate. The distribution rate for each includable CEF is calculated by dividing the sum of the CEF’s trailing 12-month distributions paid by the share price at the time of calculation. Distributions Rates are then listed in ascending order. Distributions deemed special or extraordinary by Prime Indexes will be excluded from this calculation.

b.
Premium/Discount Rate. The premium/discount rate is calculated as the quotient of (i) the CEF share price premium/discount divided by (ii) its net asset value. Premium/Discount Rates are then listed in descending order.

c.
Total Expense Ratio. Total expense ratio is defined as the total annual fund operating expenses, expressed as a percentage of the assets under management, as publicly disclosed by the CEF. Total Expense Ratios are then listed in descending order.

d.
Liquidity Value. The liquidity value is defined as the average daily value of shares traded over the prior three-month period, and calculated using each day’s closing share price and total shares traded, and then averaged over the time period. Liquidity Values are then listed in ascending order.

2.	Each of the individual ranks determined pursuant to paragraph #1 above is then multiplied by a corresponding weighting percentage as follows:

●	Distribution Rates: 40%

●	Premium / Discount Rates: 40%

●	Total Expense Ratio: 10%

●	Liquidity Value: 10%.

After multiplying each of the rankings by its respective factor, the four factor-weighted ranks are then summed to compute a final score in respect of each possible index constituent. With respect to each such possible index constituent, such final score will be referred to as its “Prime Score.” The top twenty-five scoring CEFs are then selected for inclusion in the Prime Equity and Income Index. Any ties are broken by the higher distribution rate.

On the selection date, the Prime Score of the index components are summed. Then, each index component’s respective Prime Score is divided by the summed total of the Prime Scores to determine its respective weighting in the Prime Equity and Income Index. Any component that, as a result of its Prime Score at the time of rebalancing, would have a weighting of greater than 15% will be capped at 15% and the remainder of its indicated weight will be distributed amongst the other portfolio constituents proportionately.

During the Portfolio’s term, its constituents will change to reflect any change in the component securities in the Prime Equity and Income Index. The composition of the Prime Equity and Income Index is determined on the second Thursday in January (each, a “Selection Date”). Adjustments are made to the Prime Equity and Income Index on the third Thursday of January based on the trading prices of the index components.

The Co-Sponsors seek to replicate the composition of the Prime Equity and Income Index in the Portfolio’s to the extent practicable. The Portfolio’s will generally change to reflect any changes in the components of the Prime Equity and Income Index only at the time that the Prime Equity and Income Index is rebalanced. The Portfolio will seek to track the Prime Equity and Income Index to the greatest extent possible.

ESSENTIAL INFORMATION

Unit Price at Inception	$10.00
Inception Date	____, 2017
Termination Date	____, 2042, unless otherwise terminated pursuant to the Trust Agreement or converted to an ACES ETF
Distribution Date	25th day of December, March, June, and September (commencing on _____ 25, 2017, if any
Record Date	10th day of December, March, June, and September (commencing on _____ 10, 2017, if any
Evaluation Time
As of the close of trading of the New York Stock Exchange (normally 4:00 p.m., Eastern time; however, on the first day units are sold, the evaluation time will be as of the close of trading on the New York Stock Exchange or the time the registration statement filed with the SEC becomes effective, if later)

Conversion Triggering Conditions	On any day following the one-year anniversary of the Portfolio’s Inception Date:
● the Portfolio exceeds $100 million in net assets; and
● the Portfolio has received all necessary regulatory approvals to conduct a conversion to an ETF as contemplated in this prospectus.

CUSIP NUMBERS

Standard Accounts	Cash Distributions
Fee Account Cash

Reinvested Distributions	Standard Accounts
Fee Account Cash

Ticker

Minimum Investment	$1,000/100 units

FEE TABLE

The amounts below are estimates of the direct and indirect expenses that you may incur based on a ten dollar ($10.00) unit price. Actual expenses may vary.

Investor Fees	Percentage of Public Offering Price	Amount Per 100 Units (1)
Maximum Sales Load	4.95%	$49.50
Estimated Organization Costs (2)
(amount per 100 units paid by the Portfolio at the end of the initial offering period or after one year, at the discretion of the Co-Sponsors)	$ ____

Annual Portfolio Operating Expenses	Approximate % of Public Offering Price	Amount Per 100 Units (1)
Trustee’s Fee	_____%	$_____
Supervisory Fee	_____%	$_____
Evaluator’s Fee	_____%	$_____
Bookkeeping and Administrative Fee	_____%	$_____
Estimated Other Portfolio Operating Expenses (3)	_____%	$_____
Estimated Acquired Fund Expenses (4)	_____%	$_____
Total	_____%	$_____

(1)	Based on a unit with a $10.00 per unit Public Offering Price as of the Inception Date.

(2)
The estimated organization costs include the amount per unit paid by the Portfolio at the first anniversary of the Inception Date, or at the end of the initial offering period, whichever occurs first. The initial offering period of the Portfolio will be approximately __; however, the initial offering period of the Portfolio may be terminated upon the Trust reaching assets under management that would require the trust to enter into a participation agreement with an underlying funds.

(3)
Since certain of the operating expenses are fixed amounts, if the Portfolio does not reach a certain size, or falls below such size over its life, the actual amount of the operating expenses may, in some cases, greatly exceed the amounts reflected. To the extent the actual operating expenses are greater than the estimated amount, only the estimated operating expenses will be charged to the Portfolio. Any operating expenses exceeding this estimate will be borne by the Co-Sponsors. Other operating expenses do not include brokerage costs and other transactional fees, but will include licensing fees paid by the Portfolio for the use of intellectual property owned by Prime Indexes and licensed to Amplify and the Trust, including an index licensing fee equal to the greater of (i) an annual minimum fee of $5,000 or (ii) 0.14% per annum of the Portfolio’s average daily net assets if the Portfolio’s assets exceed $5 million. The licensing fee is payable to Prime Indexes. Amplify will receive a fee of 0.20% per annum of the Portfolio’s average daily net assets from the Portfolio for use of the ACES structure, marketing services and platform. In addition, the Portfolio may pay up to 0.10% per annum of the Portfolio’s average daily net assets in sub-transfer agency fees to the firms that provide unitholder related account services approved by The Bank of New York Mellon, as the Portfolio’s Transfer Agent. The operating expenses may include global custody charges.

(4)
Although not an actual Portfolio operating expense, the Portfolio, and therefore the unitholders of the Portfolio, will indirectly bear similar operating expenses of the CEFs held by the Portfolio in the estimated amount provided above. Estimated CEF expenses are based upon the NAV of the number of CEF shares held by the Portfolio per unit multiplied by the Annual Operating Expenses of the CEFs for the most recent fiscal year. Unitholders will therefore indirectly pay higher expenses than if the underlying CEFs were held directly.

Example

This example helps you compare the cost of the Portfolio with other unit trusts and other registered funds. In the example, the Co-Sponsors assume that the Portfolio’s annual return is 5%. Your actual returns and expenses will vary. Based on these assumptions, you would pay these expenses for every $10,000 you invest in the Portfolio:

Year 1:	$
Year 3:
Year 5:
Year 10:

This example assumes that you continue to follow the Portfolio’s strategy.

PRINCIPAL RISKS

As with all investments, you may lose some or all of your investment in the Portfolio. No assurance can be given that the Portfolio’s investment objective will be achieved. The Portfolio also might not perform as well as you expect. This can happen for reasons such as these:

The Portfolio is not Managed. The value of your investment may fall over time. Except in limited circumstances, the Portfolio will generally hold, and may continue to buy, the same securities even if their market value declines.

Price Volatility. The value of your investment will fluctuate with changes in the value of the Portfolio’s securities. Securities prices fluctuate for several reasons, including changes in investors’ perceptions of the financial condition of an issuer or the general condition of the relevant stock market, such as current market volatility, or when political or economic events affecting the issuers occur. In addition, common stock prices may be particularly sensitive to rising interest rates, as the cost of capital rises and borrowing costs increase.

As with any investment, we cannot guarantee that the performance of the Portfolio will be positive over any period of time, or that you will not lose money. Units of the Portfolio are not deposits of any bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

Portfolio Turnover. The Portfolio pays transaction costs, such as commissions, when it purchases and sells securities (or “turns over” its portfolio). A higher portfolio turnover will cause the Portfolio to incur additional transaction costs and may result in higher taxes when units are held in a taxable account. These costs, which are not reflected in the “Fee Table” or in the example, may affect the Portfolio’s performance. Because the Portfolio will track a specified index and will rebalance periodically to maintain its relationship with the index, the turnover and transactional costs may exceed those traditionally associated with UITs.

Dividends Risk. There is no guarantee that the CEFs or issuers of the underlying securities will declare dividends in the future and, if declared, whether they will remain at current levels or increase over time.

Index Risk. The Portfolio’s performance might not sufficiently correspond with that of its target index. This can happen for reasons such as the timing of rebalancings, index tracking errors, round lot trading requirements, regulatory restrictions, the time that elapses between an index change and a change in the Portfolio, and Portfolio expenses. In addition, since the Portfolio will hold CEFs, it is likely that the returns and capital appreciation of the portfolio may be lower than if the portfolio was made up of common stocks.

Strategy Risk. The Portfolio is exposed to additional risk due to its policy of investing in accordance with an investment strategy. Although the Portfolio’s investment strategy is designed to achieve the Portfolio’s investment objective, the strategy may not prove to be successful. The investment decisions may not produce the intended results and there is no guarantee that the investment objective will be achieved. Furthermore, the index which the Portfolio tracks may not perform as intended. The correlation and performance of the index’s underlying holdings may diverge from historical trends.

Closed-End Funds Risk. Shares of CEFs tend to trade at a discount from their NAV and are subject to risks related to factors such as the manager’s ability to achieve a fund’s objective, market conditions affecting fund’s investments and use of leverage. The Portfolio and the underlying funds have management and operating expenses. You will bear not only your share of the Portfolio’s expenses, but also the expenses of the underlying funds. By investing in other funds, the Portfolio incurs greater expenses that you would incur if you invested directly in the funds.

CEFs may be leveraged, which may magnify the potential for losses on amounts invested and, accordingly, may increase the volatility and/or risks associated with those securities. If the value of a CEF’s assets decreases, leveraging could cause NAV to decline more sharply than it otherwise would have had such CEF not been leveraged. The cost of leverage is borne by the shareholders of the CEF, such as the Portfolio.

Economic Conditions Risk. Economic conditions may lead to limited liquidity and greater volatility. The markets for fixed-income securities, such as those held by certain CEFs, may experience periods of illiquidity and volatility. General market uncertainty and consequent repricing risk have led to market imbalances of sellers and buyers, which in turn have resulted in significant valuation uncertainties in a variety of fixed income securities. These conditions resulted from, and in many cases continue to result in, greater volatility, less liquidity, widening credit spreads and a lack of price transparency, with many debt securities remaining illiquid and of uncertain value. These market conditions may make valuation of some of the securities held by a CEF uncertain and/or result in sudden and significant valuation increases or declines in its holdings.

Industry Concentration Risk. The CEFs in which the Portfolio invests may be concentrated to a significant degree in a single industry or sector. A CEF concentrated in a single industry or sector presents more risks than a fund that is broadly diversified over several industries or sectors. To the extent that the CEFs of the Index concentrate in issuers in a particular industry or sector, the Portfolio will also concentrate its investments to approximately the same extent. By concentrating its investments in an industry or sector, the Portfolio may face more risks than if it were diversified broadly over numerous industries or sectors.

Small- and Mid-Cap Companies Risk. Certain CEFs held by the Portfolio invest in securities issued by small- and mid-capitalization companies. These securities customarily involve more investment risk than securities of large capitalization companies. Small- and mid-capitalization companies may have limited product lines, markets or financial resources and may be more vulnerable to adverse general market or economic developments.

Financial Condition of an Issuer. The financial condition of an issuer held by a CEF may worsen or its credit ratings may drop, resulting in a reduction in the value of your units. This may occur at any point in time, including during the initial offering period.

Payment and Distribution Risk. A CEF or an issuer of securities held by a CEF may be unwilling or unable to declare distributions in the future, may call a security before its stated maturity, or may reduce the level of distributions declared. Issuers may suspend dividends during the life of the Portfolio. This may result in a reduction in the value of your units.

Legislation and Litigation. From time to time, various legislative initiatives or regulatory standards are proposed in the United States and abroad which may have a negative impact on certain of the companies represented in the Portfolio. In addition, litigation regarding any of the issuers of the securities, or of the industries represented by such issuers, may negatively impact the value of these securities. We cannot predict what impact any pending or proposed legislation or pending or threatened litigation will have on the value of the securities.

Inflation Risk. Inflation risk is the risk that the value of assets or income from investments will be less in the future as inflation decreases the value of money.

TRUST PORTFOLIO
OLDEN LANE TRUST SERIES 10
AMPLIFY ACES YIELDSHARES EQUITY AND INCOME CEF INDEX FUND
AS OF THE PORTFOLIO INCEPTION DATE, ______, 2017

Number of Shares	Ticker Symbol	Issuer	Percentage of Aggregate Offering Price	Market Value per Share (1)	Cost of Securities to Portfolio (2)
CLOSED END FUNDS: 100%

NOTES TO PORTFOLIO

(1)
The value of each security is based on the most recent closing sale price of each security as of the close of regular trading on the New York Stock Exchange on the business day prior to the Portfolio’s Inception Date. The Portfolio’s investments are classified as Level 1, which refers to security prices determined using quoted prices in active markets for identical securities.

(2)
The cost of the securities to the Co-Sponsors and the Co-Sponsors’ profit (or loss) (which is the difference between the cost of the securities to the Co-Sponsors and the cost of the securities to the Portfolio) are $____ and $____, respectively.

OLDEN LANE TRUST SERIES 10
STATEMENTS OF FINANCIAL CONDITION AS OF ______, 2017

Investment in Securities	EASI Tactical Growth Fund	YieldShares Equity and Income Fund	Silver Birch Tactical Fund
Contracts to purchase underlying securities (1)(2)	$	$	$
Total	$	$	$
Liabilities and interest of investors
Liabilities
Organization costs (3)	$	$	$
Transactional sales charge (4)
Total
Interest of investors:
Cost to investors:
Less Transactional sales charge and organization costs (3)(4)
Net interest of investors
Total	$	$	$
Number of units
Net asset value per unit	$	$	$

(1)	Aggregated cost of the securities is based on the closing sales price evaluations on the business day prior to the Portfolio’s Inception Date as determined by the Evaluator.

(2)
Cash or an irrevocable letter of credit has been deposited with The Bank of New York Mellon (the “Custodian”) covering the funds (aggregating $150,000 for each Portfolio) necessary for the purchase of securities in the Portfolios represented by purchase contracts.

(3)
A portion of the public offering price represents an amount sufficient to pay for all or a portion of the costs incurred in establishing the Portfolios. These costs have been estimated at $[___] per 100 units for each Portfolio. A distribution will be made as of the earlier of the close of the initial offering period or one year following the Inception Date to an account maintained by the Custodian from which this obligation of the investors will be satisfied. To the extent the actual organization costs are greater than the estimated amount, only the estimated organization costs added to the public offering price will be reimbursed to the Co-Sponsors and deducted from the assets of each Portfolio.

(4)	The maximum sales charge is 4.95%.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Unitholders
Olden Lane Trust Series 10

We have audited the accompanying statements of financial condition, including the Portfolios set forth on pages __, __ and __ of this prospectus, of Olden Lane Trust Series 10, as of ______, 2017, the initial date of deposit. The statements of financial condition are the responsibility of the Portfolios’ Co-Sponsors. Our responsibility is to express an opinion on the statements of financial condition based on our audit.

We conducted our audit in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statements of financial condition are free of material misstatement. We were not engaged to perform an audit of the Portfolios’ internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Portfolios’ internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statements of financial condition and assessing the accounting principles used and significant estimates made by the Co-Sponsors, as well as evaluating the overall statements of financial condition presentation. Our procedures included confirmation with The Bank of New York Mellon, the Custodian, of cash or an irrevocable letter of credit deposited for the purchase of securities as shown in the statements of financial condition as of ______, 2017. We believe that our audit of the statements of financial condition provides a reasonable basis for our opinion.

In our opinion, the statements of financial condition referred to above present fairly, in all material respects, the financial position of Olden Lane Trust Series 10, as of ______, 2017, in conformity with accounting principles generally accepted in the United States of America.

Grant Thornton LLP

Chicago, Illinois
______, 2017

THE PORTFOLIOS

HOW TO BUY UNITS

Prior to any conversion, you can buy units of the Portfolios on any business day the New York Stock Exchange is open by contacting your financial professional. Units may be purchased in denominations of one unit or any multiple thereof, subject to the minimum investment requirement. Fractions of units, if any, as the result of reinvestment of dividends, will be computed to three decimal places. Unit prices are available daily on the Internet at [www._____.com]. The public offering price of the units includes:

●	the NAV per unit, plus

●	organization costs during the initial offering period, plus

●	the sales charge.

The “net asset value per unit” is the value of the securities, cash and other assets in a Portfolio reduced by the liabilities of that Portfolio divided by the total units outstanding. The Co-Sponsors often refer to the public offering price of units as the “offer price” or “purchase price.” The offer price will be effective for all orders received prior to the close of regular trading on the New York Stock Exchange (normally 4:00 p.m. Eastern time). If a Sponsor receives your order prior to the close of regular trading on the New York Stock Exchange or authorized financial professionals receive your order prior to that time, then you will receive the price computed on the date of receipt. If a Sponsor receives your order after the close of regular trading on the New York Stock Exchange or if authorized financial professionals receive your order after that time, then you will receive the price computed on the date of the next determined offer price provided that your order is received in a timely manner on that date. It is the responsibility of the authorized financial professional to transmit the orders that they receive to a Sponsor in a timely manner. Certain broker-dealers and clearing firms may charge a transaction or other fee for processing unit purchase orders. Units of a Portfolio are available for purchase through financial professionals, including the Co-Sponsors, and are not available for purchase directly from the Portfolio.

Value of the Securities. The Evaluator determines the value of the securities as of the close of regular trading on the New York Stock Exchange on each day that exchange is open. The Evaluator generally determines the value of securities using the last sale price for securities traded on a national securities exchange. For this purpose, the Custodian provides the Evaluator with closing prices from a pricing service approved by the Co-Sponsors. In some cases, the Evaluator will price a security based on its fair value after considering appropriate factors relevant to the value of the security. This will only be done if a security is not principally traded on a national securities exchange or if the market quotes are unavailable or inappropriate.

The Evaluator determined the initial prices of the securities shown under “Trust Portfolio” for each Portfolio in this prospectus as described above at the close of regular trading on the New York Stock Exchange on the business day before the date of this prospectus. On the first day the Co-Sponsors sell units, the Evaluator will compute the unit price as of the close of regular trading on the New York Stock Exchange or the time the registration statement filed with the SEC becomes effective, if later.

Organization Costs. During the initial offering period, part of the public offering price of the units represents an amount that will pay the costs of creating your Portfolio. These costs include the costs of preparing the registration statement and legal documents, federal and state registration fees, the initial fees and expenses of the Trustee and the Custodian and the initial valuation and audit. Your Portfolio will sell securities to reimburse the Co-Sponsors for these costs at the end of the initial offering period or after one year, if earlier. The value of your units will decline when your Portfolio pays these costs.

Organization costs will only be included in the public offering price during the period until the first anniversary of the Portfolio’s Inception Date. Organization costs will not exceed the estimate set forth in the “Fee Table.”

Transactional Sales Charge. You pay a fee when you buy units. We refer to this fee as the “transactional sales charge.” The transactional sales charge is 4.95% of the Public Offering Price per unit (equivalent to ___% of the net amount invested plus cash deposited to pay the trust’s organization costs).

Advisory and Fee Accounts. The Co-Sponsors eliminate the transactional sales charge for purchases made through registered investment advisers, certified financial planners or registered broker-dealers who charge periodic fees in lieu of commissions, who charge for financial planning or for investment advisory or asset management services or who provide these services as part of an investment account where a comprehensive “wrap fee” is imposed (a “Fee Account”).

This discount applies during the initial offering period and in the secondary market. Your financial professional may purchase units with the Fee Account CUSIP numbers to facilitate purchases under this discount. If you purchase units with these special CUSIP numbers, you should be aware that you may have the distributions automatically reinvested into additional units of your Portfolio or receive cash distributions. We reserve the right to limit or deny purchases of units not subject to the transactional sales charge by investors whose frequent trading activity we determine to be detrimental to your Portfolio. See “Expenses” in the prospectus for additional information.

Employees. We do not charge the portion of the transactional sales charge that we would normally pay to your financial professional for purchases made by officers, directors and employees and their family members (spouses, children under the age of 21 living in the same household and parents) of the Co-Sponsors and their affiliates, or by registered representatives of selling firms and their family members (spouses, children under the age of 21 living in the same household and parents). Please see “Distribution of Units” for more information about the portion of the sales charge that is paid to distribution firms. You pay only the portion of the fee that the Co-Sponsors retain. This discount applies during the initial offering period and in the secondary market. Only those broker-dealers that allow their employees to participate in employee discount programs will be eligible for this discount.

Dividend Reinvestment Plan. We do not charge any transactional sales charge when you reinvest distributions from your Portfolio into additional units of the Portfolio. If you elect the distribution reinvestment plan, we will credit you with additional units with a dollar value sufficient to cover the amount of any transactional sales charge that will be collected on such units at the time of reinvestment.

The dollar value of these units will fluctuate over time. This discount applies during the initial offering period and in the secondary market. See “How to Buy Units” in this prospectus for more information regarding buying units.

How We Distribute Units. The Co-Sponsors sell units to the public through broker dealers, registered investment advisers, certified financial planners and other firms. The Co-Sponsors pay part of the sales charge you pay to these distribution firms when they sell units. The distribution fee paid is 4.00% of the Public Offering Price per unit.

Eligible dealer firms and other selling agents who sell at least $5 million in Units during the initial offering period will be entitled to up to the following additional sales concessions with respect to total sales:

Total Sales (in millions)	Additional Concession
$5	0.075%
$15	0.175%
$25	0.300%
$35	0.375%
$45	0.400%
$55	0.450%
$75	0.475%
$100 or more	0.500%

In addition, eligible dealer firms and other selling agents who, during the previous consecutive 12-month period through the end of the most recent month, sold primary market units or unit investment trusts co-sponsored by Ausdal Financial Partners, Inc. in the dollar amounts shown below will be entitled to up to the following additional sales concession on primary market sales of units during the current month of unit investment trusts co-sponsored by Ausdal Financial Partners, Inc.:

Total Sales (in millions)	Additional Concession
$25 but less than $100	0.035%
$100 but less than $150	0.050%
$150 but less than $250	0.075%
$250 but less than $1,000	0.100%
$1,000 but less than $5,000	0.125%
$5,000 but less than $7,500	0.150%
$7,500 or more	0.175%

Dealers and other selling agents will not receive a concession on the sale of Units that are not subject to a transactional sales charge, but such Units will be included in determining whether the above volume sales levels are met. Eligible dealer firms and other selling agents include clearing firms that place orders with the Co-Sponsors and provide the Co-Sponsors with information with respect to the representatives who initiated such transactions. Eligible dealer firms and other selling agents will not include firms that solely provide clearing services to other broker/dealer firms or firms who place orders through clearing firms that are eligible dealers. We reserve the right to change the amount of concessions or agency commissions from time to time.

Other Compensation and Benefits to Broker Dealers. The Co-Sponsors may pay additional compensation out of their own assets to broker-dealers that meet certain sales targets and that have agreed to provide services relating to a Portfolio to their customers. This compensation is intended to result in additional sales of a Sponsor’s products or ACES products and/or compensate broker-dealers and financial advisers for past sales. A number of factors are considered in determining whether to pay these additional amounts. Such factors may include, but are not limited to, the level or type of services provided by the intermediary, the level or expected level of sales of a Sponsor’s products by the intermediary or its agents, the placing of a Sponsor’s products on a preferred or recommended product list, access to an intermediary’s personnel, and other factors.

The Co-Sponsors make these payments for marketing, promotional or related expenses, including, but not limited to, expenses of entertaining retail customers and financial advisers, advertising, sponsorship of events or seminars, obtaining information about the breakdown of unit sales among an intermediary’s representatives or offices, obtaining shelf space in broker-dealer firms and similar activities designed to promote the sale of a Sponsor’s products. A Sponsor may make such payments to many intermediaries that sell the Sponsor’s products. The Co-Sponsors may also make certain payments to, or on behalf of, intermediaries to defray a portion of their costs incurred for the purpose of facilitating unit sales, such as the costs of developing trading or purchasing trading systems to process unit trades.

Payments of such additional compensation, some of which may be characterized as “revenue sharing,” may create an incentive for financial intermediaries and their agents to sell or recommend a Sponsor’s product, including your Portfolio, over products offered by other sponsors or fund companies. These arrangements will not change the price you pay for your units. We generally register units for sale in various states in the United States. We do not register units for sale in any foreign country. It is your financial professional’s responsibility to make sure that units are registered or exempt from registration if you are a foreign investor or if you want to buy units in another country. This prospectus does not constitute an offer of units in any state or country where units cannot be offered or sold lawfully. We may reject any order for units in whole or in part. We may gain or lose money when we hold units in the primary or secondary market due to fluctuations in unit prices. The gain or loss is equal to the difference between the price we pay for units and the price at which we sell or redeem them. We may also gain or lose money when we deposit securities to create units. The amount of gain or loss relating to each Portfolio is set forth in the notes accompanying its “Trust Portfolio” on the initial deposit of securities into the Portfolio.

HOW TO SELL YOUR UNITS

You can sell your units on any business day by contacting your financial professional or, in some cases, the Portfolio’s Transfer Agent. Unit prices are available daily on the Internet at [www._____.com] or through your financial professional. We often refer to the sale price of units as the “liquidation price.” Certain broker-dealers may charge a transaction fee for processing unit redemptions or sale requests. Until the first anniversary of the Inception Date, at the discretion of the Co-Sponsors, the price at which the Transfer Agent will redeem units and the price at which the Co-Sponsors may repurchase units include estimated organization costs. After such period, the amount paid will not include such estimated organization costs.

Selling Units. The Co-Sponsors may maintain a secondary market for units, this means that if you want to sell your units, a Sponsor may buy them at the current NAV or “liquidation price,” depending on whether or not your Portfolio is in its initial offering period. A Sponsor may then resell the units to other investors at the public offering price or redeem them for the redemption price. After the close of the initial offering period, the sale and redemption price of units is equal to the NAV per unit. During the initial offering period, the sale and redemption price of units is equal to the NAV per unit less the total of any transactional sales charges. During the initial offering period, the sale and redemption price is sometimes referred to as the “liquidation price.” Certain broker-dealers might also maintain a secondary market in units. You should contact your financial professional for current repurchase prices to determine the best price available. The Co-Sponsors may discontinue the secondary market at any time without notice. Even if the Co-Sponsors do not make a market, you will be able to redeem your units with the Transfer Agent on any business day for the current redemption price.

Redeeming Units. You may also redeem your units directly with the Transfer Agent on any day the New York Stock Exchange is open. You will receive the redemption price for a particular day if the Transfer Agent receives your completed redemption request prior to the close of regular trading on the New York Stock Exchange. Redemption requests received by authorized financial professionals prior to the close of regular trading on the New York Stock Exchange that are properly transmitted to the Transfer Agent by the time designated by the Transfer Agent are priced based on the date of receipt. Redemption requests received by the Transfer Agent after the close of regular trading on the New York Stock Exchange, redemption requests received by authorized financial professionals after that time or redemption requests received by such persons that are not transmitted to the Transfer Agent until after the time designated by the Transfer Agent are priced based on the date of the next determined redemption price, provided they are received in a timely manner by the Transfer Agent on such date. It is the responsibility of authorized financial professionals to transmit redemption requests received by them to the Transfer Agent so they will be received in a timely manner. If your request is not received in a timely manner or is incomplete in any way, you will receive the next redemption price computed after the Transfer Agent receives your completed request.

If you redeem your units, the Transfer Agent will generally send you a payment for your units no later than seven days after it receives all necessary documentation (this will usually only take three business days). The only time the Transfer Agent can delay your payment is if the New York Stock Exchange is closed (other than weekends or holidays), the SEC determines that trading on that exchange is restricted or an emergency exists making sale or evaluation of the securities not reasonably practicable, and for any other period that the SEC permits.

In-Kind Distribution. You can request an in-kind distribution of the securities underlying your units if you tender at least 2,500 units for redemption (or such other amount as required by your financial professional’s firm or clearing firm). This option is generally available only for securities traded and held in the United States. The Transfer Agent will make any in-kind distribution of securities by distributing applicable securities in book-entry form to the account of your financial professional at The Depository Trust Company. You will receive whole shares of the applicable securities and cash equal to any fractional shares. You may not request this option in the last 30 days of your Portfolio’s life. The Co-Sponsors may discontinue this option upon 60 days’ notice. If you request an in-kind distribution of the securities underlying units of your Portfolio, you may incur any distribution or service fees (Rule 12b-1 fees) applicable to those securities.

DISTRIBUTIONS

Distributions. You can elect to:

●	reinvest distributions in additional units of your Portfolio at no fee; or

●	receive distributions in cash.

Your Portfolio generally pays distributions of its net investment income along with any excess capital on each distribution date to unitholders of record on the preceding record date. The record and distribution dates are shown under “Essential Information” for each Portfolio. In some cases, your Portfolio might pay a special distribution if it holds an excessive amount of cash pending distribution. For example, this could happen as a result of a merger or similar transaction involving a company whose stock is in your portfolio. The amount of your distributions will vary from time to time as companies change their dividends or Portfolio expenses change.

In addition, your Portfolio may pay a special distribution in order to maintain the qualification of your Portfolio as a regulated investment company or to provide funds to make any distribution for a taxable year in order to avoid imposition of any income or excise tax on undistributed income in the Portfolio. The amount of your distributions will vary from time to time as companies change their dividends, Portfolio expenses change or as a result of changes in your Portfolio’s portfolio.

Reinvest in Your Portfolio. You can keep your money working by electing to reinvest your distributions in additional units of the Portfolio. The easiest way to do this is to have your financial professional purchase units with one of the Reinvestment CUSIP numbers listed in the “Essential Information” section of this prospectus. You may also make or change your election by contacting your financial professional or the Transfer Agent. This reinvestment option may be subject to availability or limitation by the broker- dealer or selling firm. In certain circumstances, broker-dealers may suspend or terminate the offering of a reinvestment option at any time.

Reports. The Transfer Agent or your financial professional will make available to you a statement showing income and other receipts of your Portfolio for each distribution. Each year the Transfer Agent will also provide an annual report on your Portfolio’s activity and certain tax information. You can request copies of security evaluations to enable you to complete your tax forms and audited financial statements for your Portfolio, if available.

ABOUT ACES

ACES are a new type of index-tracking investment product that is designed to convert at a future date to exchange-traded funds (“ETFs”) upon meeting certain time and asset thresholds after receiving applicable regulatory approval. As a new type of fund, ACES do not have an operating history. There can be no guarantee that your Portfolio will convert from a UIT to an ETF, or if your Portfolio converts, that an active trading market for ACES will develop.

Initial Organization as a UIT. An ACES portfolio begins as a UIT. Units of ACES will invest in securities that comprise a specified index that for the term of each Portfolio. Units of an ACES trust may be purchased on any business day the New York Stock Exchange is open by contacting a financial professional. Similar to mutual funds, investors may redeem ACES units every business day at the redemption price, which is based on the current NAV of the units. When a conventional UIT terminates, any remaining investment portfolio securities are sold and the proceeds are paid to the investors. Each ACES UIT will have a termination date (a date when the UIT will terminate and dissolve) that is established when the UIT is created; however, the product is designed to convert into an ETF upon the occurrence of certain Conversion Triggering Conditions.

Potential Conversion to an ETF. ACES UITs are designed to convert to ACES ETFs upon meeting certain time, asset and regulatory thresholds. A Portfolio will automatically commence the process to convert to an ACES ETF upon the occurrence of the Conversion Triggering Conditions, as set forth in the Essential Information for each Portfolio. The ACES UITs offered pursuant to this prospectus will convert to an ACES ETF on the Amplify ETF platform. It is intended that each ACES ETF will have the same investment objective and strategy as its corresponding ACES UIT. Prior to conversion, an ACES ETF will have been established under state law and registered with the SEC as an open-end management investment company. In each case, the adviser for an ACES ETF is, subject to applicable approvals, anticipated to be Amplify Investments, LLC.

ETFs are investment companies that are legally classified as open-end companies or UITs, but differ from traditional mutual funds and UITs in the following respects:

●	ETFs do not sell individual shares directly to investors and only issue their shares in large blocks (blocks of 25,000 shares, for example) that are known as “Creation Units.”

●
Investors do not generally purchase Creation Units with cash. Instead, they buy Creation Units with a basket of securities that generally mirrors the ETF’s portfolio. Those who purchase Creation Units are frequently institutions.

●
After purchasing a Creation Unit, the purchaser often splits it up and sells the individual shares on a secondary market (e.g. on a stock exchange). This permits other investors to purchase individual shares (instead of Creation Units).

●
Investors who want to sell their ETF shares can sell individual shares to other investors on the secondary market. In addition, ETFs generally redeem Creation Units by giving investors the securities that comprise the portfolio instead of cash.

Like conventional ETFs, upon any conversion, the ACES ETF will issue and redeem its shares only with APs that have entered into agreements with the ACES ETF’s distributor and only in Creation Units (large blocks of 25,000 shares) or multiples thereof, in exchange for the deposit or delivery of a basket of securities in which the ACES ETF invests and/or cash. Except when aggregated in Creation Units, the shares are not redeemable securities of the ACES ETF.

Individual shares of an ACES ETF converted from an ACES UIT may be purchased and sold only on a national securities exchange or alternative trading system through a broker-dealer that offers ACES, and may not be directly purchased or redeemed from the ACES ETF. Shares are expected to be listed for trading on a national securities exchange (the “Exchange”) and because the shares will trade at market prices rather than NAV, shares may trade at prices greater than NAV (at a premium), at NAV, or less than NAV (at a discount).

Prior to any conversion, ACES UIT investors will receive an information statement and prospectus describing in detail the terms of any exchange to an ACES ETF from which its ACES UIT may convert. The Co-Sponsors will not seek unitholder approval or consent with respect to the conversion. For more information on the ACES conversion process, see “Conversion to ACES ETF,” below.

The Co-Sponsors anticipate that the conversion to ACES ETF will be tax-free, both to the investor and each Portfolio. A Portfolio will not undertake the conversion unless an opinion of tax counsel confirming such a tax-free result is obtained.

ACEShares LLC has applied for a patent on ACES. Each Portfolio has licensed the use of ACEShares LLC’s intellectual property. See “Fee Table” in your Portfolio for more information.

POTENTIAL ADVANTAGES OF ACES

ACES products will bring to market index strategies and market segments that may be unable to access the ETF market due to the high start up, seed capital and operational costs of launching and operating a traditional ETF.

●	UIT Phase

o	Convenience: In a single purchase, unitholders own a diversified portfolio of securities that is professionally selected through a rules based index.

o	Tax efficient index tracking: In the UIT phase, the Portfolios will rebalance through in-kind exchanges, which will avoid triggering tax liability for the Trust.

o
Automatic rebalancing: Unitholders are able to access an investment vehicle that automatically rebalances the portfolio based on the index, which may reduce style drift and portfolio concentration risk.

o
Simple buying and selling: The UIT’s end of the day pricing at NAV eliminates the need for unitholders to assess bid and ask spreads, order types and volume of exchange traded securities. This is particularly notable when it comes to newly launched ETFs which tend to have higher spreads and low volume, which may increase investor costs.

o	Portfolio transparency: The UIT provides investors with portfolio holdings in order to better assist in asset allocation decisions.

●	ETF Phase

o	Reduced ETF closure risk: Conversion of a UIT into an ACES ETF at material assets under administration levels reduces the risk of ETF closures.

o
Lower potential ETF transaction costs: ACES ETFs should have larger assets under management and volume versus a traditional newly launched ETF, which may provide lower ETF trading spreads to NAV for investors.

o	Broader investor access: As an exchange-traded security, ETFs are more readily available to the individual investor.

Please note that ACES is not a managed product. Securities will not be added or removed from the Portfolios, other than to rebalance the Portfolios to match their respective indices. Unless each of the Conversion Triggering Conditions occur, an ACES UIT will not convert to an ACES ETF. If a Portfolio’s assets under management grow large enough to require a participation agreement with an underlying fund, the Portfolio will terminate the initial offering period. In such a case, the Portfolio may not convert into an ACES ETF.

CONVERSION TO ACES ETF

As set forth in the Trust Agreements, a Portfolio will automatically commence procedures to cease operating as a conventional UIT and to exchange its units for shares in an ETF upon the occurrence of the Conversion Triggering Conditions set forth in your Portfolio’s “Essential Information” (“Conversion Trigger Date”). Conversion to an ACES ETF is conditioned on receipt of applicable regulatory approval. No assurances can be made that such approval will be received by the Co-Sponsors.

Establishing the ACES ETF

Before the Conversion Date (as defined below), the ACES ETF will have been established and registered with the SEC under the 1940 Act, as an open-end management investment company. The procedures and processes and the custodial, operational, clearance, settlement, trading, listing and distribution arrangements for the ACES ETF shares will be the same as those for conventional ETFs and its shares. The ACES ETF will be structured and operated as a passive index ETF with a strategy identical to the strategy of the respective Portfolio.

Prior to any occurrence of Conversion Triggering Conditions, the ACES ETF will have been previously established under state law and registered with the SEC under the 1940 Act as an open-end management investment company. In addition, the ACES ETF will be structured and operated in accordance with the terms and conditions of its exemptive orders issued by the SEC granting relief under the 1940 Act. The ACES ETF must be fully operational and at such time will have, among other things:

●	a board of trustees or directors, the majority of whom will be independent;

●	an adviser registered with the SEC under the 1940 Act and an advisory agreement with Amplify;

●	at least one initial shareholder;

●	a Code of Ethics and a compliance officer;

●
all service providers necessary to operate the ACES ETF including its administrator, custodian, securities lending agent, insurance provider, the Depository Trust & Clearing Corporation and at least two APs;

●	all agreements, contracts, board resolutions, authorizations and compliance with listing rules necessary to operate the ACES ETF and to list its Shares on an exchange; and

●
all service providers, agreements, contracts, board resolutions and authorizations necessary to conduct the exchange transaction and issue and exchange its shares in exchange for Units and the pro-rata portfolio holdings.

Conversion and Exchange

Within __ business days of the Conversation Trigger Date, the Co-Sponsors will notify the Transfer Agent that the Conversion Triggering Conditions have been met. The Transfer Agent will send a conversion notice (“Conversion Notice”) to all unitholders within __ business days. As set forth in the Trust Agreements, the Conversion Notice will state the following information:

●	the conversion date (the “Conversion Date”);

●	the record date for the Conversion Date;

●	the termination date for the UIT (“Termination Date”);

●	that the exchange, and offer of Shares, can only be made pursuant to a statutory prospectus relating to the ACES ETF, which will be distributed to all unitholders;

●	that all costs relating to the conversion will be borne by the Co-Sponsors or Amplify, as applicable, and not by the Portfolio nor the ACES ETF;

●
that on a specified date prior to the Conversion Date, pursuant to the Trust Agreements, the Custodian will deduct all outstanding costs and expenses of the Portfolio and apply them on a pro-rata basis for all unitholders prior to the calculation of the Portfolio’s final NAV (“Final NAV”);

●	that all units tendered to the Transfer Agent for redemption on the Conversion Date and all units exchanged for ACES ETF shares will be priced at Final NAV;

●	that all units tendered for redemption and units exchanged for ACES ETF shares will be cancelled, and that the Portfolio will be terminated on the Conversion Date;

●
that ACES ETF shares received in exchange for units must be held in a brokerage account, which may be designated by the unitholder. Unitholders will be provided with instructions as to how to contact the distributor or broker-dealers if they do not have such an account;

●
that ACES ETF shares (i) are not redeemable, (ii) can only be sold in the secondary market through a broker-dealer at current market prices, not NAV, (iii) may be subject to brokerage commissions, and (iv) will not be subject to any up-front or deferred sales charge;

●
that any unitholder receiving ACES ETF shares will be deemed to have consented to the appointment of the ACES ETF Board of Directors and to the approval of the ACES ETF’s advisory contract with Amplify;

●	that initial ACES ETF shares resulting from the tender of units may be in an initial Creation Unit size that may differ from the established size mandated for all future Creation Units of shares;

●	that all units will be converted into whole shares (with any fractional shares to be distributed in cash);

●
that the Portfolio will not undertake the conversion unless the Co-Sponsors obtain an opinion of tax counsel confirming the tax-free exchange of the Portfolio’s units for whole shares of the ACES ETF. Please see “Conversion to ACES ETF—Conversion and Exchange” for more information;

●	that the Portfolio has received an opinion of counsel that the conversion will not be taxable to investors or to the Portfolio.

Prior to the Conversion Date, Unitholders will receive a registration statement and an information statement which describes the terms of the conversion and exchange. Any Unitholder receiving shares of the ACES ETF will be deemed to have consented to the appointment of the ACES ETF’s Board of Directors and to the approval of the ACES ETF’s advisory contract with Adviser. In addition, the registration statement will explain the tax consequences of tendering Units for redemption and cancellation; and receiving ACES ETF shares in exchange for units on the Conversion Date. The Co-Sponsors will not seek unitholder approval or consent with respect to the conversion. Upon the conversion, there will be a final registration statement for the ACES ETF.

Prior to the Conversion Date, the Evaluator will calculate the final NAV for the Portfolio. Unitholders will have the opportunity to tender their units for redemption at the final NAV. If Unitholders elect not to tender their units, they will have their units automatically exchanged for shares of the ACES ETF. The Custodian will sell or distribute in kind the portfolio holdings represented by units tendered for redemption. Unitholders failing to designate a broker-dealer to hold the ACES ETF shares will be deemed to have tendered their units for redemption. Units that are not tendered for redemption will be automatically exchanged at final NAV for shares of the ACES ETF on the designated Conversion Date.

Upon any Conversion Date, the units will be extinguished and will no longer be redeemable but will be converted into Shares and listed on the Exchange where they will be purchased and sold at intraday negotiated prices rather than NAV calculated once daily.

Prior to conversion to an ACES ETF, Amplify will submit an application to list the ACES ETF’s individual shares on the Exchange, and it is expected that one or more member firms will be designated to maintain a market for the shares trading on the Exchange. Individual shares may also be cross-listed on one or more foreign securities exchanges. Neither the Co-Sponsors nor Amplify, as applicable, nor any distributor, nor any affiliated person of a Portfolio, ACES ETF, Co-Sponsors or Adviser, as applicable, its promoter or principal underwriter will maintain a secondary market in individual shares.

Individual shares issued by an ACES ETF will be listed on the Exchange and traded in the secondary market in the same manner as other equity securities. The price of individual shares trading on the secondary market will be based on a current bid-offer market. No secondary sales will be made to broker-dealers at a concession by any distributor or by a Portfolio. Purchases and sales of individual shares in the secondary market, which will not involve the Portfolio, will be subject to customary brokerage commissions and charges.

ACES ETF shares are not individually redeemable and can only be sold in the secondary market through a broker-dealer at current market prices, not NAV. Shares received in exchange for units must be held in a brokerage account. The Conversion Notice will provide additional instructions as to how to contact a Sponsor or broker-dealers if Unitholders do not have such an account. Brokerage commissions may be incurred.

ACES UIT unitholders will have the option of automatically tendering units and accepting new ACES ETF shares or tendering units for redemption at a price equal to the Final NAV. If an ACES UIT unitholder receiving a Conversion Notice fails to tender units for redemption, such units will be automatically redeemed at Final NAV on the Conversion Date and ETF shares will be delivered to the designated brokerage account. If no brokerage account has been designated the UIT units will be redeemed for cash.

Once the conversion is completed, the Co-Sponsors will then terminate the Portfolio and cancel units tendered or exchanged.

If a Conversion Event does not occur, then the units will remain operating as a UIT, and will continue to make redemptions at NAV, calculated once daily in the manner described above until termination.

ADDITIONAL INVESTMENT RISKS

All investments involve risk. This section describes the main risks that can impact the value of the securities in your Portfolio. You should understand these risks before you invest. You could lose some or all of your investment in the Portfolio. Securities markets may experience significant volatility. If the value of the securities falls, the value of your units will also fall. The Co-Sponsors cannot guarantee that your Portfolio will achieve its objective or that your investment return will be positive over any period.

Market risk. Market risk is the risk that a particular security in your Portfolio, the Portfolio itself or securities in general may fall in value. Market value may be affected by a variety of factors, including: general securities markets movements, changes in the financial condition of an issuer or a sector, changes in perceptions about an issuer or a sector, interest rates and inflation, governmental policies and litigation, and purchases and sales of securities by the Portfolio.

Even though the Evaluator carefully supervises your portfolio, you should remember that it does not, nor do the Co-Sponsors, manage your portfolio. Your Portfolio will not sell a security solely because the market value falls, as is possible in a managed fund.

Price volatility. The value of your Portfolio’s units will fluctuate with changes in the value of its underlying securities. Security prices fluctuate for several reasons, including changes in investors’ perceptions of the financial condition of an issuer or the general condition of the relevant stock market, such as current market volatility, or when political or economic events affecting the issuers occur. In addition, security prices may be particularly sensitive to rising interest rates, as the cost of capital rises and borrowing costs increase.

Not actively managed. The Trust is a unit investment trust and is not actively managed. As a result, the Co-Sponsors will not sell stocks in response to or in anticipation of market fluctuations, as is common in managed investments. As with any investment, we cannot guarantee that the performance of any Portfolio will be positive over any period of time, or that you will not lose money.

FDIC Risk. Units of your Portfolio are not deposits of any bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

Additional deposits. Some of the securities may have limited trading volume. The Custodian, with directions from the Co-Sponsors, will endeavor to purchase securities with deposited cash as soon as practicable reserving the right to purchase those securities over the 20 business days following each deposit in an effort to reduce the effect of these purchases on the market price of those stocks. This could, however, result in your Portfolio’s failure to participate in any appreciation of those stocks before the cash is invested. Similarly, at termination of a Portfolio, the Co-Sponsors reserve the right to sell securities over a period of up to nine business days to lessen the impact of its sales on the market price of the securities. The proceeds received by unitholders following termination of a Portfolio will reflect the actual sales proceeds received on the securities, which will likely differ from the closing sale price on the termination date.

Structure risk. While the ACES Portfolios have been designed to convert from a UIT to an ETF, there is no guarantee that your Portfolio will convert. If a Portfolio does not convert into an ETF, the Portfolio will remain as a UIT until its termination.

Index risk. Each Portfolio’s performance might not sufficiently correspond with that of its target index. This can happen for reasons such as the timing of rebalancings, index tracking errors, round lot trading requirements, regulatory restrictions, the time that elapses between an index change and a change in a Portfolio, and Portfolio expenses. In addition, to the extent that the Portfolios hold CEFs or ETFs, rather than common stocks, it is likely that the returns and capital appreciation of the portfolio may be lower than if the portfolio was made up solely of common stocks.

Strategy risk. Each Portfolio is exposed to additional risk due to its policy of investing in accordance with an investment strategy. Although a Portfolio’s investment strategy is designed to achieve the Portfolio’s investment objective, the strategy may not prove to be successful. The investment decisions may not produce the intended results and there is no guarantee that the investment objective will be achieved. Furthermore, the index which each Portfolio tracks may not perform as intended. The correlation and performance of an index’s underlying holdings may diverge from historical trends.

Exchange-traded funds risk. The EASI Tactical Growth Fund and the Silver Birch Tactical Fund invest in shares of ETFs, which are investment pools that hold other securities. The ETFs are passively managed index funds that seek to replicate the performance or composition of a recognized securities index. ETFs are either open end management investment companies or unit investment trusts registered under the Investment Company Act of 1940, as amended. Unlike mutual funds or unit investment trusts, ETFs generally do not sell or redeem their individual shares at NAV. ETFs generally sell and redeem shares in large blocks, often referred to as “creation units;” however, the Co-Sponsors do not intend to sell or redeem ETFs in this manner. Shares of ETFs are listed on securities exchanges for trading, which allows investors to purchase and sell individual ETF shares at current market prices throughout the day. The Portfolio will purchase and sell ETF shares on these securities exchanges. ETFs therefore possess characteristics of traditional open end mutual funds and unit investment trusts, which issue redeemable shares in creation units, and of corporate common stocks or closed end funds, which generally issue shares that trade at negotiated prices on securities exchanges and are not redeemable. Please note that ACES ETF shares are not individually redeemable.

ETFs are subject to various risks, including management’s ability to meet the funds’ investment objective. The Portfolio is also subject to the risks to which the ETFs may be subject, as well as the ETFs’ management and operating expenses. You will bear not only your share of your Portfolio’s expenses, but also the expenses of the ETFs. As a result of the Portfolio’s investment in ETFs, you will incur greater expenses than if you invest directly in the ETFs. Shares of ETFs may trade at a discount from their NAV in the secondary market. This risk is separate and distinct from the risk that the NAV of the ETFs shares may decrease. The amount of such discount from the NAV is subject to change from time to time in response to various factors.

Closed-end funds risk. The YieldShares Equity and Income Fund invests in shares of CEFs, which are investment pools that hold other securities. Shares of CEFs tend to trade at a discount from their NAV and are subject to risks related to factors such as the manager’s ability to achieve a fund’s objective, market conditions affecting fund’s investments and use of leverage. Each Portfolio and the underlying funds have management and operating expenses. You will bear not only your share of your Portfolio’s expenses, but also the expenses of the underlying funds. By investing in other funds, a Portfolio incurs greater expenses that you would incur if you invested directly in the funds.

CEFs may be leveraged, which may magnify the potential for losses on amounts invested and, accordingly, may increase the volatility and/or risks associated with those securities. If the value of a CEF’s assets decreases, leveraging could cause NAV to decline more sharply than it otherwise would have had such CEF not been leveraged. The cost of leverage is borne by the shareholders of the CEF, such as the Portfolio.

Index correlation risk. Index correlation risk is the risk that the performance of an index tracking product will vary from the actual performance of the target index, known as “tracking error.” This can happen due to fund expenses, transaction costs, market impact, corporate actions (such as mergers and spin offs) and timing variances. Some ETFs use a technique called “representative sampling,” which means the ETF invests in a representative sample of securities in its target index rather than all of the index securities. The use of representative sampling could increase the risk of a tracking error.

Treasury bond risk. The ETFs held by the Silver Birch Tactical Fund may include U.S. Treasury bonds. As with other fixed-income securities, U.S. Treasury bonds are subject to interest rate risk and credit risk. Interest rate risk refers to fluctuations in the value of a fixed-income security resulting from changes in the general level of interest rates. When the general level of interest rates goes up, the prices of most fixed-income securities go down. When the general level of interest rates goes down, the prices of most fixed-income securities go up. Credit risk refers to the possibility that the issuer of a security will be unable and/or unwilling to make timely interest payments and/or repay the principal on its debt. However, U.S. Treasury bonds are issued by the United States government and are subject to limited credit risk.

Credit and income risk. Credit risk is the risk that the issuer of a debt security held by an underlying fund in the Portfolio is unable to make interest and/or principal payments on the security. An issuer’s credit rating or general market assessments of the issuer’s ability to pay its obligations may affect the market value of the securities in the Portfolio.

Interest rate risk. The EASI Tactical Growth Fund and Silver Birch Tactical Fund invest in underlying funds that hold fixed rate securities. Interest rate risk is the risk that the value of securities held by an underlying fund in your Portfolio will decline in value because of a rise in interest rates. Generally, securities that pay fixed rates of return will increase in value when interest rates decline and decrease in value when interest rates rise. Typically, securities that pay fixed rates of return with longer periods before maturity are more sensitive to interest rate changes. The Portfolio may be subject to greater risk of rising interest rates than would normally be the case due to the current period of historically low rates.

Call risk. The EASI Tactical Growth Fund and Silver Birch Tactical Fund invest in underlying funds that hold fixed rate securities. Call risk is the risk that securities held by an underlying fund in your Portfolio can be prepaid or “called” by the issuer before their stated maturity. If securities are called, your income will decline and the underlying fund may not be able to reinvest the money it receives at as high a yield. Also, an early call at par of a security trading at a premium will reduce your return. Securities held by an ETF in the Portfolio are more likely to be called when interest rates decline. The securities may also be subject to special or extraordinary call provisions and “mandatory put” features that may cause the securities to be removed from a fund prior to maturity or stated call dates. High-yield or “junk” securities that are rated below investment-grade are generally more susceptible to this risk than investment-grade securities.

Real estate sector risk. Certain ETFs held by the Silver Birch Tactical Fund invests in real estate investment trusts (“REITs”). A REIT is a company that buys, develops, finances and/or manages income-producing real estate. Such securities may concentrate their investments in specific geographic areas or in specific property types, such as hotels, shopping malls, residential complexes and office buildings. The value of the real estate securities and the ability of such securities to distribute income may be adversely affected by several factors, including: rising interest rates; changes in the global and local economic climate and real estate conditions; perceptions of prospective tenants of the safety, convenience and attractiveness of the properties; the ability of the owner to provide adequate management, maintenance and insurance; the cost of complying with the Americans with Disabilities Act; increased competition from new properties; the impact of present or future environmental legislation and compliance with environmental laws; changes in real estate taxes and other operating expenses; adverse changes in governmental rules and fiscal policies; adverse changes in zoning laws; declines in the value of real estate; the downturn in the subprime mortgage lending market in the United States; and other factors beyond the control of the issuer of the security.

Commodity risk. Certain ETFs held by the Silver Birch Tactical Fund may invest in commodities. The value of commodities may be affected by, for example, changes in overall economic conditions, changes in interest rates, or factors affecting a particular commodity or industry, such as production, supply, demand, drought, floods, weather, political, economic and regulatory developments. The prices of commodities may fluctuate quickly and dramatically and may not correlate to price movements in other asset classes, such as stocks, bonds and cash. An active trading market may not exist for certain commodities. Each of these factors and events could have a significant negative impact on the Portfolio.

Foreign securities risk. The EASI Tactical Growth Fund and certain ETFs held by the EASI Tactical Growth Fund may invest in U.S. listed foreign securities. Securities of foreign issuers present risks beyond those of domestic securities. The prices of foreign securities can be more volatile than U.S. securities due to such factors as political, social and economic developments abroad; the differences between the regulations to which U.S. and foreign issuers and markets are subject; the seizure by the government of company assets, excessive taxation; withholding taxes on dividends and interest; limitations on the use or transfer of portfolio assets; and political or social instability. Other risks include the following:

●	Enforcing legal rights may be difficult, costly and slow in foreign countries, and there may be special problems enforcing claims against foreign governments;

●	Foreign issuers may not be subject to accounting standards or governmental supervision comparable to U.S. issuers, and there may be less public information about their operations; and

●	Future political and governmental restrictions, which might adversely affect the payment or receipt of income on the foreign securities.

Emerging markets risk. The EASI Tactical Growth Fund and certain ETFs held by the EASI Tactical Growth Fund may invest in securities issued by companies headquartered in countries considered to be emerging markets. Emerging markets are generally defined as countries with low per capita income in the initial stages of their industrialization cycles. Risks of investing in developing or emerging countries include the possibility of investment and trading limitations, liquidity concerns, delays and disruptions in settlement transactions, political uncertainties and dependence on international trade and development assistance. In addition, emerging market countries may be subject to overburdened infrastructures, political risk, obsolete financial systems and environmental problems. For these reasons, investments in emerging markets are often considered speculative.

European companies risk. Certain ETFs held by the Silver Birch Tactical Fund may invest in securities issued by companies that are headquartered or incorporated in Europe, which may expose unitholders to additional risks that may be associated with Europe or the European securities markets. A significant number of countries in Europe are member states in the European Union, and the member states no longer control their own monetary policies by directing independent interest rates for their currencies. In these member states, the authority to direct monetary policies, including money supply and official interest rates for the euro, is exercised by the European Central Bank. Furthermore, the European sovereign debt crisis and the related austerity measures in certain countries have had, and continue to have, a significant negative impact on the economies of certain European countries and their future economic outlooks.

Small- and mid-capitalization company risk. The EASI Tactical Growth Fund and certain underlying funds held by the Portfolios invest in securities issued by small- and mid-capitalization companies. These securities customarily involve more investment risk than securities of large-capitalization companies. These additional risks are due in part to the following factors. Small- and mid-capitalization companies may:

●	have limited product lines, markets or financial resources;

●	be new and developing companies, which seek to develop and utilize new and/or emerging technologies. These technologies may be slow to develop or fail to develop altogether;

●	have less publicly available information;

●	lack management depth or experience;

●	be less liquid;

●	be more vulnerable to adverse general market or economic developments; and

●	be dependent upon products that were recently brought to market, or upon key personnel.

Dividends. There is no guarantee that the issuers of the securities will declare dividends in the future or that if declared they will either remain at current levels or increase over time.

Selection risk. Securities selected according to this strategy may not perform as intended. The Portfolios are exposed to additional risk due to its policies of investing in accordance with an investment strategy. Although the Portfolio’s investment strategies are designed to achieve the Portfolio’s investment objective, the strategies may not prove to be successful. The investment decisions may not produce the intended results and there is no guarantee that the investment objective will be achieved.

Liquidity. Whether or not the securities are listed on a national securities exchange, the principal trading market for the securities may be in the over-the-counter market. As a result, the existence of a liquid trading market for the securities may depend on whether dealers will make a market in the securities. There can be no assurance that a market will be made for any of the securities, that any market for the securities will be maintained or of the liquidity of the securities in any markets made. In addition, the Portfolio is restricted under the 1940 Act from selling securities to the Co-Sponsors. The price at which the securities may be sold to meet redemptions and the value of the Portfolio will be adversely affected if trading markets for the securities are limited or absent.

Financial condition of issuer. The financial condition of an issuer held by an underlying fund may worsen or its credit ratings may drop, resulting in a reduction in the value of your units. This may occur at any point in time, including during the initial offering period.

Inflation risk. Inflation risk is the risk that the value of assets or income from investments will be less in the future as inflation decreases the value of money.

TRUST ADMINISTRATION

The Trust. Olden Lane Trust is a statutory trust created under the laws of the State of Delaware on February 10, 2015 by a Master Trust Agreement (the “Master Trust Agreement”) between Olden Lane Securities LLC (“Olden Lane”), as depositor, and Wilmington Trust, National Association, as trustee. The Trust has received exemptive relief from the SEC to operate as a unit investment trust. Please see SEC File Number 812-14436.

Each Portfolio is a separate series created within Olden Lane Trust pursuant to a Series Supplement to the Master Trust Agreement (together, the “Trust Agreement”), which describes the term of each Portfolio and appoint Ausdal Financial Partners as a Co-Sponsor. The Series Supplement for a Portfolio is dated as of the Inception Date for that Portfolio. The value of the securities and other property comprising the Portfolio’s portfolio (the is determined on each business day by the Evaluator as discussed under “How to Buy Units—Value of the Securities.”

To create each Portfolio, the Co-Sponsors delivered securities, contracts and/or funds (represented by cash or a certified check(s) and/or an irrevocable letter(s) of credit issued by a major commercial bank) for the purchase of certain securities to the Custodian. After the delivery of the securities and/or other property and the creation of the Portfolio, the Transfer Agent delivered to the Co-Sponsors the units (the “units”) comprising the ownership of the Portfolio. These units are now being offered pursuant to this prospectus.

The Bank of New York Mellon, a banking corporation organized under the laws of New York, performs services for the Portfolios as custodian, transfer agent and administrator. Amplify Investment LLC acts as evaluator and supervisor and Olden Lane and Ausdal Financial Partners acts as Co-Sponsors, pursuant to a Master Services Agreement and a respective series supplement to the Master Services Agreement relating to each Portfolio among Olden Lane Trust, Olden Lane, Amplify Investment LLC and the Custodian (the “Services Agreement”, and together with the Master Trust Agreement, the “Trust Agreements”).

Changing Your Portfolio. The Portfolios are not managed funds. Unlike a managed fund, a Portfolio’s ability to buy and sell securities is limited. A Portfolio will generally buy and sell securities:

●	to invest on an ongoing basis in substantially all of the securities that comprise the relevant index and to replicate the composition of the index;

●	to pay expenses;

●	to issue additional units or redeem units;

●	in limited circumstances to protect the Portfolio;

●	to avoid direct or indirect ownership of a passive foreign investment company;

●	to make required distributions or avoid imposition of taxes on the Portfolio;

●	to maintain the qualification of the Portfolio as a regulated investment company; or

●	as otherwise permitted by the Master Trust Agreement.

Notwithstanding the preceding discussion, a Portfolio will consist of as many of the securities in the Index as is feasible on an ongoing basis. It may be impracticable for a Portfolio to own certain of such securities at any time. Adjustments to your Portfolio to match the weightings of the securities as closely as is feasible with their weightings in the Index may occur periodically. Of course, there is no guarantee that this will always be practicable. The excess proceeds from any sale will generally be invested in those securities that are most underrepresented in your Portfolio. Changes in the Index may occur as a result of merger or acquisition activity. In such cases, your Portfolio, as a shareholder of an issuer which is the object of such merger or acquisition activity, will presumably receive various offers from potential acquirers of the issuer. A Portfolio is generally not permitted to accept any such offers until such time as the issuer has been removed from the index.

If an index is no longer maintained, we may continue operation of the Portfolio using the Index as it existed on the last date it was available or we may terminate the Portfolio.

Replacement Securities. In the event that any contract to purchase a security is not consummated in accordance with its terms (a “Failed Contract Security”), the Co-Sponsors may instruct the Custodian in writing either to affect a buy-in in accordance with the rules of the marketplace where the Failed Contract Securities were purchased or its clearinghouse or to purchase a replacement security (the “Replacement Security”) which has been selected by the Co-Sponsors out of funds held by the Custodian. Purchases of Replacement Securities will be made subject to the following conditions:

●	the Replacement Securities will be securities as originally selected for the Portfolio or, in the case of the Portfolio that is a registered investment company for tax purposes;

●	the purchase of the Replacement Securities will not adversely affect the federal income tax status of the Portfolio;

●
the purchase price of the Replacement Securities will not exceed the total amount of cash deposited, or the amount available under the Letter or Credit deposited, by the Co-Sponsors at the time of the deposit of the Failed Contract Security; and

●	the Replacement Securities will be purchased within 30 days after the failed deposit of the Failed Contract Security.

In the event of a failed Contract Security, where Replacement Securities cannot be purchased, the cash will be returned to the unitholders and generally treated as a return on principal for tax purposes.

Any contract to deliver Portfolio securities may not exceed 120 days from the effective date of the Portfolio’s registration statement.

The Co-Sponsors will increase the size of your Portfolio as it sells units during the initial offering period. When the Co-Sponsors create additional units, it will seek to replicate the existing portfolio.

When your Portfolio buys securities, it may pay brokerage or other acquisition fees. You could experience a dilution of your investment because of these fees and fluctuations in security prices between the time the Co-Sponsors create units and the time the Portfolio buys the securities. When your Portfolio buys or sells securities, the Co-Sponsors may direct that it place orders with and pay brokerage commissions to brokers that sell units or are affiliated with the Portfolio or the Trustee.

Investment Policies. When your Portfolio was created, the Co-Sponsors delivered to the Custodian securities or contracts for the purchase thereof for deposit in the Portfolio and the Transfer Agent delivered to the Co-Sponsors documentation evidencing the ownership of units of the Portfolio. After your Portfolio is created, the Co-Sponsors may deposit additional securities in the Portfolio, contracts to purchase additional securities along with cash (or a bank letter of credit in lieu of cash) to pay for such contracted securities or cash (including a letter of credit) with instructions to purchase additional securities. Such additional deposits will be in amounts, which will seek to replicate, as closely as practicable, the portfolio immediately prior to such deposits. If the Co-Sponsors deposit cash, existing and new investors may experience a dilution of their investments and a reduction in their anticipated income because of fluctuations in the prices of the securities between the time of the cash deposit and the purchase of the securities and because the Portfolio will pay the associated brokerage fees.

Unitholders will not be able to dispose of or vote any of the securities in the Portfolio. As the holder of the securities, the Custodian will vote the securities as directed by the Co-Sponsors or otherwise will endeavor to vote the securities such that the securities are voted as closely as possible in the same manner and the same general proportion as are the securities held by owners other than the Portfolio. However, the Custodian may not be able to vote the securities in the Portfolio that are traded on foreign exchanges.

Amending the Services Agreement. The Services Agreement may be amended by Olden Lane Trust, Amplify Investments LLC, Olden Lane and the Custodian without the consent of any of the unitholders to cure ambiguities or to correct or supplement or change any provisions which may be defective or inconsistent; to change any provision thereof as may be required by governmental or self-regulatory agencies; to make such provisions as shall not materially adversely affect the interests of the unitholders; or to make such amendments to preserve the tax status of the Portfolio. The Transfer Agent will provide notice to unitholders of such amendment in the annual statement provided to unitholders.

The Services Agreement may also be amended in any respect, or provisions waived, by the parties above, with the consent of the holders of units representing 66-2/3% of outstanding units. Any amendment or waiver that permits a reduction of the units required to consent to any amendment will require the consent of unitholders. Similarly, in no event may any amendment be made which would alter the rights to the unitholders as against each other, allow the Portfolio to engage in business or investment activities other than those described in this prospectus and the Services Agreement, adversely affect the tax status of the Portfolio for federal income tax purposes or result in the units being deemed to be sold or exchanged for federal income tax purposes. In addition, the Services Agreement may not be amended without the consent of all unitholders, so as to permit, except as otherwise disclosed herein, the acquisition of any securities or Portfolio property.

Amending the Master Trust Agreement. The Trust Agreement may also be amended in any respect by Olden Lane and the Trustee, or provisions waived, in the same manner and subject to the same conditions as for the Services Agreement.

Termination of the Portfolio. The Portfolio will terminate on the termination date set forth under “Essential Information” for the Portfolio. The Co-Sponsors may terminate your Portfolio early if the value of the Portfolio is less than 40% of the original value of the securities in the Portfolio at the time of deposit. At this size, the expenses of your Portfolio may create an undue burden on your investment. Investors owning two-thirds of the units in your Portfolio may also vote to terminate the Portfolio early. The Co-Sponsors will liquidate your Portfolio in the event that a sufficient number of units not yet sold to the public are tendered for redemption so that the net worth of the Portfolio would be reduced to less than 40% of the value of the securities at the time they were deposited in the Portfolio. The Portfolio may also terminate if the Index is no longer maintained.

The Portfolio may also terminate early if the Portfolio is converted into an ACES ETF, as set forth above. See “Conversion to ACES ETF” for more information.

The Transfer Agent will notify you of any termination and sell any remaining securities. Pursuant to the terms of the Trust Agreement, the Transfer Agent will send final distributions to unitholders following liquidation of all the securities after deducting final expenses. Your termination distribution may be less than the price you originally paid for your units.

The Co-Sponsors. The Co-Sponsors of the Trust are Olden Lane Securities LLC and Ausdal Financial Partners, Inc.

Olden Lane Securities LLC

The Sponsor is registered under the Securities Exchange Act of 1934, as amended, as a broker-dealer. The Sponsor is organized as a limited liability company under the laws of the State of Delaware. The Sponsor is a member of the Financial Industry Regulatory Authority, Inc. and the Securities Investor Protection Corporation. The principal office of the Sponsor is 200 Forrestal Road, Suite 3B Princeton, New Jersey 08540. If the Sponsor fails to or cannot perform its duties as Sponsor or becomes bankrupt, the other Co-Sponsor may replace it, continue to operate the Portfolio without a Sponsor or terminate the Portfolios.

Ausdal Financial Partners, Inc.

The Sponsor is registered under the Securities Exchange Act of 1934, as amended, as a broker-dealer. The Sponsor is organized as a corporation under the laws of the State of Iowa. The Sponsor is a member of the Financial Industry Regulatory Authority, Inc. and the Securities Investor Protection Corporation. The

principal office of the Sponsor is 5187 Utica Ridge Road, Davenport, Iowa 52807. If the Sponsor fails to or cannot perform its duties as Sponsor or becomes bankrupt, the other Co-Sponsor may replace it, continue to operate the Portfolio without a Sponsor or terminate the Portfolios.

The Co-Sponsors and the Portfolios have adopted a code of ethics requiring their employees who have access to information on Portfolio transactions to report personal securities transactions. The purpose of the code is to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with respect to the Portfolios.

The Co-Sponsors have entered into an Agreement Between Co-Sponsors pursuant to which both parties have agreed to act as Co-Sponsors for the Portfolio. Olden Lane Securities LLC, has been appointed by Ausdal Financial Partners, Inc. as agent for purposes of taking any action required or permitted to be taken by the Co-Sponsors under the Trust Agreements. If the Co-Sponsors are unable to agree with respect to action to be taken jointly by them under the Trust Agreements and they cannot agree as to which Sponsor shall act as sole Sponsor, then Olden Lane Securities LLC shall act as sole Sponsor. If one or both of the Sponsors fails to perform its duties under the Trust Agreements or becomes incapable of acting or becomes bankrupt or its affairs are taken over by public authorities, that Sponsor may be discharged under the Trust Agreements and a new Sponsor may be appointed or the remaining Sponsor may continue to act as Sponsor.

The Evaluator and the Supervisor. The Evaluator and Supervisor of the Portfolios is Amplify Investments, LLC, a Delaware limited liability company. Amplify is registered under the Investment Advisers Act of 1940, as amended. While the Evaluator is responsible for evaluating and supervising the Portfolio, none of the Co-Sponsors, the Trustee, the Custodian nor the Evaluator manages the Portfolios.

The Trustee. The Wilmington Trust, National Association is the Trustee of the Portfolios with its principal unit investment trust division offices located at 1100 North Market Street, Wilmington, Delaware 19890. You can contact the Trustee by calling the telephone number on the back cover of this prospectus or by writing to its unit investment trust office. The Co-Sponsors may remove and replace the Trustee in some cases without your consent. The Trustee may also resign by notifying the Co-Sponsors and investors.

Custodian. The Bank of New York Mellon (the “Custodian”), a banking corporation organized under the laws of New York, performs services for the Portfolios as custodian, transfer agent and administrator pursuant to a Master Services Agreement and a respective series supplement to the Master Services Agreement relating to each Portfolio among Olden Lane Trust, Olden Lane Securities, LLC, Amplify Investments LLC and the Custodian.

Limitations on Liability. The Co-Sponsors are liable for the performance of its obligations arising from its responsibilities under the Trust Agreements, but will be under no liability to the unitholders for taking any action or refraining from any action in good faith pursuant to the Trust Agreements or for errors in judgment, except in cases of its own gross negligence, bad faith or willful misconduct or its reckless disregard for its duties thereunder. The Co-Sponsors shall not be liable or responsible in any way for depreciation or loss incurred by reason of the sale of any securities.

The Services Agreement provides that the Custodian except by reason of its own gross negligence, bad faith or willful misconduct shall not be liable for any action taken or suffered to be taken by it in good faith and believed by it to be authorized or within the discretion or rights or powers conferred upon it by the Services Agreement, nor shall the Custodian be liable or responsible in any way for depreciation or loss incurred by reason of the sale of any Trust property. The Custodian (in its capacities as custodian, transfer agent and administrator) is indemnified by the Trust against any loss or liability (including counsel fees and expenses incurred in defending itself against any claim of liability) arising out of services provided to the Trust unless the loss or liability results from its own gross negligence, bad faith or willful misconduct. If the cash balances of the Trust accounts are insufficient to provide for such indemnification, the Custodian or depositor has the power to sell Trust property to provide required funds.

The Custodian will not be liable for any losses and other costs and expenses of a defense against claims or liabilities resulting from its performance under the Services Agreement, unless such loss, damage or expense arises out of the bad faith, gross negligence or willful misconduct of the Custodian. The Custodian will not be liable for any taxes or other governmental charges imposed upon or in respect of the Trust property.

The Services Agreement provides that the determinations made by the evaluator shall be made in good faith upon the basis of the best information available to them, provided, however, that the evaluator shall be under no liability to unitholders or any other party to the Services Agreement for errors, but shall not be protected for its gross negligence, bad faith or willful misconduct in the performance of its duties.

The Trust Agreement contains customary provisions limiting the liability of the Trustee. The Trustee shall not be personally liable under any circumstances in connection with any of the transactions contemplated by the Trust Agreement, except that such limitation shall not relieve the Trustee of any personal liability it may have to Olden Lane Trust or the beneficial owners for the Trustee’s own bad faith, willful misconduct or gross negligence in the performance of its express duties under the Trust Agreement. The Trustee shall not have any duty or obligation to manage, make any payment in respect of, register, record, sell, dispose of or otherwise deal with the assets of Olden Lane Trust or any Trust, or to otherwise take or refrain from taking any action under, or in connection with, any document contemplated by the Trust Agreement, except as expressly provided by the terms of the Trust Agreement.

The duties of the Trustee are extremely limited. The duties of the Trustee shall be limited to (i) accepting legal process served on Olden Lane Trust or any Trust in the State of Delaware and (ii) the execution of any certificates required to be filed with the Delaware Secretary of State which the Trustee is required to execute pursuant to Delaware law.

The unitholders may rely on any evaluation furnished by the Evaluator and shall have no responsibility for the accuracy thereof. The Master Trust Agreement provides that the determinations made by the Evaluator shall be made in good faith upon the basis of the best information available to it, provided, however, that the Evaluator shall be under no liability to the Trustee or unitholders for errors in judgment, but shall be liable for its gross negligence, bad faith or willful misconduct or its reckless disregard for its obligations under the Master Trust Agreement.

ACES ETF ADVISER

An ACES ETF will have the same investment strategy and objective as the UIT, but will be treated as a separate fund. Amplify is intended to be the adviser to the ETF upon conversion. An ACES ETF converted from an ACES UIT offered pursuant to this prospectus will be a series Amplify ETF Trust, an investment company registered under the 1940 Act. Amplify ETF Trust is organized as a Massachusetts business trust. Amplify ETF Trust received exemptive relief to operate as and ETF. Please see SEC File Numbers 812-14423, 812-14424 and 812-14425. Its Board is responsible for the overall management and direction of Amplify ETF Trust. The Board elects its officers and approves all significant agreements, including those with Amplify, custodian and fund administrative and accounting agent.

Amplify is a registered investment adviser with its offices at 310 South Hale Street, Wheaton, Illinois 60187. As of the date of this prospectus, Amplify does not provide investment advisory services to any clients other than the Amplify ETF Trust.

If a Portfolio converts to an ACES ETF, it is anticipated that Amplify will oversee the investment of the ACES ETF’s assets and will be responsible for paying all expenses of the ACES ETF, excluding any fee payments under an investment management agreement, interest, taxes, brokerage commissions, acquired fund fees and expenses and other expenses connected with the execution of portfolio transactions, distribution and service fees payable pursuant to a Rule 12b-1 plan, if any, and extraordinary expenses. The ACES ETF will not have an investment management fee payable to Amplify that is greater than the expense ratio payable by ACES UIT unitholders.

TAXES

This section summarizes some of the main U.S. federal income tax consequences of owning units of a Portfolio. This section is current as of the date of this prospectus. Tax laws and interpretations change frequently, and these summaries do not describe all of the tax consequences to all taxpayers. For example, these summaries generally do not describe your situation if you are a corporation, a non-U.S. person, a broker-dealer, or other investor with special circumstances. In addition, this section does not describe your state, local or foreign tax consequences.

This federal income tax summary is based in part on the advice of counsel to the Co-Sponsors. The Internal Revenue Service could disagree with any conclusions set forth in this section. In addition, our counsel was not asked to review, and has not reached a conclusion with respect to the federal income tax treatment of the assets to be deposited in each Portfolio. This may not be sufficient for you to use for the purpose of avoiding penalties under federal tax law.

As with any investment, you should seek advice based on your individual circumstances from your own tax advisor.

Portfolio rebalancing to mimic the index will be done in-kind through a third-party agency account in order to minimize to the extent possible a Portfolio’s realization of capital gain or loss and any associated tax liability.

Portfolio Status. The Portfolios intend to qualify as a “regulated investment company” under the federal tax laws. If a Portfolio qualifies as a regulated investment company and distributes its income as required by the tax law, the Portfolio generally will not pay federal income taxes.

Distributions. Portfolio distributions are generally taxable. After the end of each year, you will receive a tax statement that separates your Portfolio’s distributions into two categories, ordinary income distributions and capital gains dividends. Ordinary income distributions are generally taxed at your ordinary tax rate, however, as further discussed below, certain ordinary income distributions received from your Portfolio may be taxed at the capital gains tax rates. Generally, you will treat all capital gains dividends as long-term capital gains regardless of how long you have owned your units. To determine your actual tax liability for your capital gains dividends, you must calculate your total net capital gain or loss for the tax year after considering all of your other taxable transactions, as described below. In addition, a Portfolio may make distributions that represent a return of capital for tax purposes and thus will generally not be currently taxable to you. The tax status of your distributions from your Portfolio is not affected by whether you reinvest your distributions in additional units or receive them in cash. The income from your Portfolio that you must take into account for federal income tax purposes is not reduced by amounts used to pay a transactional sales charge, if any. The tax laws may require you to treat distributions made to you in January as if you had received them on December 31 of the previous year. Income from your Portfolio may also be subject to a 3.8% “Medicare tax”. This tax generally applies to your net investment income if your adjusted gross income exceeds certain threshold amounts, which are $250,000 in the case of married couples filing joint returns and $200,000 in the case of single individuals.

Dividends Received Deduction. A corporation that owns units generally will not be entitled to the dividends received deduction with respect to many dividends received from a Portfolio because the dividends received deduction is generally not available for distributions from regulated investment companies. However, certain ordinary income dividends on units that are attributable to qualifying dividends received by a Portfolio from certain corporations may be reported by the Portfolio as being eligible for the dividends received deduction.

Sale or Redemption of Units. If you sell or redeem your units, you will generally recognize a taxable gain or loss. To determine the amount of this gain or loss, you must subtract your tax basis in your units from the amount you receive in the transaction. Your tax basis in your units is generally equal to the cost of your units, generally including sales charges. In some cases, however, you may have to adjust your tax basis after you purchase your units.

Capital Gains and Losses and Certain Ordinary Income Dividends. If you are an individual, the maximum marginal stated federal tax rate for net capital gain is generally 20% for taxpayers in the 39.6% tax bracket, 15% for taxpayers in the 25%, 28%, 33% and 35% tax brackets and 0% for taxpayers in the 10% and 15% tax brackets. Some portion of your capital gains dividends from a Portfolio may be subject to a higher marginal stated federal tax rate. Capital gain received from assets held for more than one year that is considered “unrecaptured section 1250 gain” (which may be the case, for example, with some capital gains attributable to the REITs included in your Portfolio) is taxed at a maximum stated tax rate of 25%. In the case of capital gains dividends, the determination of which portion of the capital gains dividend, if any, is subject to the 25% tax rate, will be made based on rules prescribed by the United States Treasury. Capital gains may also be subject to the “Medicare tax” described above.

Net capital gain equals net long-term capital gain minus net short-term capital loss for the taxable year. Capital gain or loss is long-term if the holding period for the asset is more than one year and is short-term if the holding period for the asset is one year or less. You must exclude the date you purchase your units to determine your holding period. However, if you receive a capital gain dividend from your Portfolio and sell your units at a loss after holding it for six months or less, the loss will be recharacterized as long-term capital loss to the extent of the capital gain dividend received. The tax rates for capital gains realized from assets held for one year or less are generally the same as for ordinary income. The Internal Revenue Code treats certain capital gains as ordinary income in special situations.

Ordinary income dividends received by an individual unitholder from a regulated investment company such as your Portfolio are generally taxed at the same rates that apply to net capital gain (as discussed above), provided certain holding period requirements are satisfied and provided the dividends are attributable to qualifying dividends received by the Portfolio itself. Dividends from REITs such as those held by a Portfolio are qualifying dividends only in limited circumstances. Your Portfolio will provide notice to its unitholders of the amount of any distribution which may be taken into account as a dividend which is eligible for the capital gains tax rates.

In-Kind Distributions. Under certain circumstances, as described in this prospectus, you may receive an in-kind distribution of Portfolio securities when you redeem units or when your Portfolio terminates. This distribution will be treated as a sale for federal income tax purposes and you will generally recognize gain or loss, generally based on the value at that time of the securities and the amount of cash received. The Internal Revenue Service could however assert that a loss could not be currently deducted.

Exchanges. If you elect to have your proceeds from your Portfolio rolled over into a future series of the Portfolio, the exchange would generally be considered a sale for federal income tax purposes.

Deductibility of Portfolio Expenses. Expenses incurred and deducted by your Portfolio will generally not be treated as income taxable to you. In some cases, however, you may be required to treat your portion of these Portfolio expenses as income. In these cases, you may be able to take a deduction for these expenses. However, certain miscellaneous itemized deductions, such as investment expenses, may be deducted by individuals only to the extent that all of these deductions exceed 2% of the individual’s adjusted gross income. Some individuals may also be subject to further limitations on the amount of their itemized deductions, depending on their income.

Foreign Tax Credit. If your Portfolio invests in any foreign securities, the tax statement that you receive may include an item showing foreign taxes your Portfolio paid to other countries. In this case, dividends taxed to you will include your share of the taxes your Portfolio paid to other countries. You may be able to deduct or receive a tax credit for your share of these taxes.

Investments in Certain Foreign Corporations. If your Portfolio holds an equity interest in any “passive foreign investment companies” (“PFICs”), which are generally certain foreign corporations that receive at least 75% of their annual gross income from passive sources (such as interest, dividends, certain rents and royalties or capital gains) or that hold at least 50% of their assets in investments producing such passive income, the Portfolio could be subject to U.S. federal income tax and additional interest charges on gains and certain distributions with respect to those equity interests, even if all the income or gain is timely distributed to its Unitholders. The Portfolio will not be able to pass through to its Unitholders any credit or deduction for such taxes. The Portfolio may be able to make an election that could ameliorate these adverse tax consequences. In this case, the Portfolio would recognize as ordinary income any increase in the value of such PFIC shares, and as ordinary loss any decrease in such value to the extent it did not exceed prior increases included in income. Under this election, the Portfolio might be required to recognize in a year income in excess of its distributions from PFICs and its proceeds from dispositions of PFIC stock during that year, and such income would nevertheless be subject to the distribution requirement and would be taken into account for purposes of the 4% excise tax. Dividends paid by PFICs are not treated as qualified dividend income.

Foreign Investors. If you are a foreign investor (i.e., an investor other than a U.S. citizen or resident or a U.S. corporation, partnership, estate or trust), you should be aware that, generally, subject to applicable tax treaties, distributions from your Portfolio will be characterized as dividends for federal income tax purposes (other than dividends which the Portfolio properly reports as capital gain dividends) and will be subject to U.S. income taxes, including withholding taxes, subject to certain exceptions described below. However, distributions received by a foreign investor from a Portfolio that are properly reported by the Portfolio as capital gain dividends may not be subject to U.S. federal income taxes, including withholding taxes, provided that the Portfolio makes certain elections and certain other conditions are met. Distributions from the Portfolio that are properly reported by the Portfolio as an interest-related dividend attributable to certain interest income received by the Portfolio or as a short-term capital gain dividend attributable to certain net short- term capital gain income received by the Portfolio may not be subject to U.S. federal income taxes, including withholding taxes when received by certain foreign investors, provided that the Portfolio makes certain elections and certain other conditions are met. In addition, distributions in respect of units may be subject to a U.S. withholding tax of 30% in the case of distributions to (i) certain non-U.S. financial institutions that have not entered into an agreement with the U.S. Treasury to collect and disclose certain information and are not resident in a jurisdiction that has entered into such an agreement with the U.S. Treasury; and (ii) certain other non-U.S. entities that do not provide certain certifications and information about the entity’s U.S. owners. Dispositions of units by such persons may be subject to such withholding after December 31, 2018.

Tax Consequences of ETF Conversion. Amplify expects that a conversion to an Amplify ETF will qualify as a tax-free reorganization for federal income tax purposes as defined by section 368(a)(1)(D) of the Internal Revenue Code of 1986, as amended (the “Code”). Accordingly, it is anticipated that neither the Portfolios nor their unitholders will recognize any gain or loss for federal income tax purposes as a direct result of a conversion. In addition, it is anticipated that the tax basis in and the holding period of the ACES ETF shares received by each unitholder of the ACES UIT in the conversion will be the same as the tax basis and holding period of the ACES UIT units such unitholder held immediately before the conversion; provided that, with respect to the holding period for the ACES ETF shares received, the ACES UIT units constructively converted therefore must have been held as capital assets by the shareholder. Prior to the conversion, ACES unitholders will receive an information statement describing the material federal income tax consequences of the conversion, based upon the Code, applicable Treasury regulations, and federal administrative interpretations and court decisions in effect as of the date of the information statement.

ADDITIONAL INFORMATION REGARDING THE INDICES

EASI Tactical Growth Fund

Underlying ETFs

iShares Core U.S. Aggregated Bond ETF	Seeks to track the investment results of an index composed of the total U.S. investment-grade bond market.
PIMCO Enhanced Short Maturity Active Exchange-Traded Fund
Seeks greater income and total return potential than money market funds, and may be appropriate for non-immediate cash allocations. The fund primarily invests in short duration investment grade securities.

Powershares QQQ ETF	Seeks to generally correspond to the value of the Underlying NASDAQ-100 Index®.
SPDR®S&P 500®ETF	Seeks to provide investment results that, before expenses, correspond generally to the price and yield performance of the S&P 500® Index.
Vanguard Intermediate-Term Bond ETF
Seeks to track the investment return of the Bloomberg Barclays U.S. 5–10 Year Government/Credit Float Adjusted Index, a market-weighted bond index that covers investment-grade bonds with a dollar-weighted average maturity of 5 to 10 years.

Vanguard Short Term Bond ETF
Seeks to track the performance of the Bloomberg Barclays U.S. 1–5 Year Government/Credit Float Adjusted Index, a market-weighted bond index that covers investment-grade bonds with a dollar-weighted average maturity of 1 to 5 years.

Silver Birch Tactical Fund

Definitions.

●	“Four-Month Performance” is the total return performance over the past 84 Trading Days.

●	“Three-Month Volatility” is the total return price volatility over the past 63 Trading Days.

●	“Three-Month SMA” is the total return prices simple moving average over the past 63 Trading Days.

●	“Twenty-Day Performance” is the total return performance over the past 20 Trading Days.

●	“Two-Month Performance” is the total return performance over the past 42 Trading Days.

Underlying ETFs

Guggenheim S&P 500 Equal Weight ETF	Seeks to replicate as closely as possible the performance of the S&P 500 Equal Weight Index, before fees and expenses, on a daily basis.
iShares 7-10 Year Treasury Bond ETF	Seeks to track the investment results of an index composed of U.S. Treasury bonds with remaining maturities between seven and ten years.
iShares 20+ Year Treasury Bond ETF	Seeks to track the investment results of an index composed of U.S. Treasury bonds with remaining maturities greater than twenty years.
iShares Cohen & Steers REIT ETF	Seeks to track the investment results of an index composed of U.S. real estate investment trusts.
iShares Core U.S. Aggregate Bond ETF	Seeks to track the investment results of an index composed of the total U.S. investment-grade bond market.
iShares Global Infrastructure ETF	Seeks to track the investment results of an index composed of developed market equities in the infrastructure industry.
iShares iBoxx Investment Grade Corporate Bond ETF	Seeks to track the investment results of an index composed of U.S. dollar-denominated, investment grade corporate bonds.
iShares MSCI EAFE ETF	Seeks to track the investment results of an index composed of large- and mid-capitalization developed market equities, excluding the U.S. and Canada.
iShares MSCI Emerging Markets ETF	Seeks to track the investment results of an index composed of large-, mid- and small-capitalization emerging market equities.
iShares MSCI Eurozone ETF	Seeks to track the investment results of an index composed of large- and mid-capitalization equities from developed market countries that use the Euro as their official currency.
iShares North American Natural Resources ETF	Seeks to track the investment results of an index composed of North American equities in the natural resources sector.
iShares Russell 1000 ETF	Seeks to track the investment results of an index composed of large- and mid-capitalization U.S. equities.
iShares Russell 2000 ETF	Seeks to track the investment results of an index composed of small-capitalization U.S. equities.
iShares Russell 3000 ETF	Seeks to track the investment results of a broad-based index composed of U.S. equities.
iShares S&P 500 Growth ETF	Seeks to track the investment results of an index composed of large-capitalization U.S. equities that exhibit growth characteristics.

iShares S&P 500 Value ETF	Seeks to track the investment results of an index composed of large-capitalization U.S. equities that exhibit value characteristics.
iShares TIPS Bond ETF	Seeks to track the investment results of an index composed of inflation-protected U.S. Treasury bonds.
VanEck Vectors Gold Miners ETF	Seeks to replicate as closely as possible the price and yield performance of the NYSE Arca Gold Miners Index.

ANNUAL PORTFOLIO OPERATING EXPENSES

Each Portfolio will pay various expenses to conduct its operations. The “Fee Table” shows the estimated amount of these expenses.

Each Portfolio will pay a fee to the Custodian for its services. The Custodian also benefits when it holds cash for a Portfolio in non-interest-bearing accounts. The Supervisor receives an annual fee as set forth herein for maintaining surveillance over the portfolio and for performing certain administrative services for the Portfolios. In providing such supervisory services, the Supervisor may purchase research from a variety of sources, which may include dealers of a Portfolio. If so provided, the Co-Sponsors may also receive an annual fee for providing bookkeeping and administrative services for a Portfolio. Such services may include, but are not limited to, the preparation of various materials for unitholders and providing account information to the unitholders. If so provided, the Evaluator may also receive an annual fee for performing evaluation services for a Portfolio. All of these fees may adjust for inflation without your approval.

Each Portfolio will also pay a licensing fee to Amplify for its use of trademarks, trade names or other intellectual property owned by Amplify. The Portfolios will also pay a royalty for the use of the ACES structure, marketing services and platform equal to 0.20% annually of the average daily net assets of the Portfolio and is paid quarterly in arrears.

The EASI Tactical Growth Fund will also pay a licensing fee to EASI Investments for its use of the Index, trademarks, trade names or other intellectual property owned by EASI Investments. The licensing fee received by EASI Investments is equal to 0.20% annually of the average daily net assets of each Portfolio and is paid quarterly in arrears.

The YieldShares Equity and Income Portfolio will also pay a licensing fee to Prime Indexes for its use of the Index, trademarks, trade names or other intellectual property owned by Prime Indexes. The licensing fee received by Prime Indexes is the greater of (i) $5,000 per annum or (ii) 0.14% of the average daily net assets of the Portfolio if the YieldShares Equity and Income Portfolio exceeds $5 million in assets. The licensing fee is paid quarterly in arrears.

The Silver Birch Tactical Fund will also pay a licensing fee to Silver Birch for its use of the Index, trademarks, trade names or other intellectual property owned by Silver Birch. The licensing fee received by Silver Birch is equal to 0.20% annually of the average daily net assets of the Portfolio and is paid quarterly in arrears.

Each Portfolio may pay up to 0.10% annually of the average daily net assets of the Portfolio and is paid quarterly in arrears in sub-transfer agency fees. Sub-transfer agency services include maintaining documents and records to unitholder accounts.

Each Portfolio may pay expenses such as legal and auditing expenses, licensing fees, various governmental charges, fees for extraordinary custodial services, costs of taking action to protect the Portfolio, costs of indemnifying the Trustee, the Custodian and the Co-Sponsors, offering costs incurred after the end of the initial offering period, legal fees and expenses, expenses incurred in contacting you and costs incurred to reimburse the Trustee for advancing funds to meet distributions. Each Portfolio may pay the costs of updating its registration statement each year. The Custodian may pay Portfolio expenses from distributions received on the securities or may sell securities to pay Portfolio expenses.

DISCLAIMERS

EASI Tactical Growth Fund

EASI Investments, LLC (the “Index Provider”) is not affiliated with the Portfolio, the Co-Sponsors or Amplify Investments LLC. The EASI Growth Index (the “Index”) is a product of the Index Provider. The Portfolio (or, the “Licensee”) has entered into a license agreement with the Index Provider pursuant to which the Licensee pays a fee to use the Index and the marketing names and licensed trademarks of the Index (the “Trademarks”). The Index is compiled and calculated by the Index Provider. The Index Provider has no obligation to take the needs of the Licensee or the owners of the Portfolio into consideration in determining, composing or calculating the Index. The Index Provider will apply all necessary means to ensure the accuracy of the Index. However, the Index Provider shall not be liable (whether in negligence or otherwise) to any person for any error in the Index and shall not be under any obligation to advise any person of any error therein. Neither the publication of the Index by the Index Provider nor the granting of a license of rights relating to the Index or to the Trademarks for the utilization in connection with the Portfolio represents a recommendation by the Index Provider for a capital investment or contains in any manner a warranty or opinion by the Index Provider with respect to the attractiveness of an investment in the Portfolio. The Portfolio is not sponsored, endorsed, or sold by the Index Provider. The Index Provider makes no representation or warranty, express or implied, to the owners of the Portfolio or any member of the public regarding the advisability of trading in the Portfolio. The Index Provider is not responsible for and have not participated in the determination of the timing of, prices at, or quantities of the Portfolio to be sold or in the determination or calculation of the equation by which the Portfolio may be converted. Notwithstanding the foregoing, the Index Provider may independently issue and/or sponsor financial products unrelated to the Portfolio, but which may be similar to and competitive with the Portfolio. In addition, the Index Provider may trade financial products which are linked to the performance of the Index. It is possible that this trading activity will affect the value of the Index and the Portfolio.

THE INDEX PROVIDER DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE INDEX OR ANY DATA INCLUDED THEREIN AND SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. THE INDEX PROVIDER MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY THE LICENSEES, OWNERS OF THE PORTFOLIO, OR ANY OTHER PERSON OR ENTITY FROM

THE USE OF THE INDEX OR ANY DATA INCLUDED THEREIN. THE INDEX PROVIDER MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL THE INDEX PROVIDER HAVE ANY LIABILITY FOR ANY LOST PROFITS OR INDIRECT, PUNITIVE, SPECIAL OR CONSEQUENTIAL DAMAGES OR LOSSES, EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

Silver Birch Tactical Fund

Silver Birch Capital Advisors (the “Index Provider”) is not affiliated with the Portfolio, the Co-Sponsors or Amplify Investments LLC. The Silver Birch Tactical Index (the “Index”) is a product of the Index Provider. The Portfolio (or, the “Licensee”) has entered into a license agreement with the Index Provider pursuant to which the Licensee pays a fee to use the Index and the marketing names and licensed trademarks of the Index (the “Trademarks”). The Index is compiled and calculated by Solactive A.G. The Index Provider has no obligation to take the needs of the Licensee or the owners of the Portfolio into consideration in determining, composing or calculating the Index. The Index Provider will apply all necessary means to ensure the accuracy of the Index. However, the Index Provider shall not be liable (whether in negligence or otherwise) to any person for any error in the Index and shall not be under any obligation to advise any person of any error therein. Neither the publication of the Index by the Index Provider nor the granting of a license of rights relating to the Index or to the Trademarks for the utilization in connection with the Portfolio represents a recommendation by the Index Provider for a capital investment or contains in any manner a warranty or opinion by the Index Provider with respect to the attractiveness of an investment in the Portfolio. The Portfolio is not sponsored, endorsed, or sold by the Index Provider. The Index Provider makes no representation or warranty, express or implied, to the owners of the Portfolio or any member of the public regarding the advisability of trading in the Portfolio. The Index Provider is not responsible for and have not participated in the determination of the timing of, prices at, or quantities of the Portfolio to be sold or in the determination or calculation of the equation by which the Portfolio may be converted. Notwithstanding the foregoing, the Index Provider may independently issue and/or sponsor financial products unrelated to the Portfolio, but which may be similar to and competitive with the Portfolio. In addition, the Index Provider may trade financial products which are linked to the performance of the Index. It is possible that this trading activity will affect the value of the Index and the Portfolio.

THE INDEX PROVIDER DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE INDEX OR ANY DATA INCLUDED THEREIN AND SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. THE INDEX PROVIDER MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY THE LICENSEES, OWNERS OF THE PORTFOLIO, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE INDEX OR ANY DATA INCLUDED THEREIN. THE INDEX PROVIDER MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE

FOREGOING, IN NO EVENT SHALL THE INDEX PROVIDER HAVE ANY LIABILITY FOR ANY LOST PROFITS OR INDIRECT, PUNITIVE, SPECIAL OR CONSEQUENTIAL DAMAGES OR LOSSES, EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

YieldShares Equity and Income Fund

Prime Indexes (the “Index Provider”) is not affiliated with the Portfolio, the Co-Sponsors or Amplify Investments LLC. The Prime Equity CEF Index (the “Index”) is a product of the Index Provider. The Portfolio (or, the “Licensee”) has entered into a license agreement with the Index Provider pursuant to which the Licensee pays a fee to use the Index and the marketing names and licensed trademarks of the Index (the “Trademarks”). The Index is compiled and calculated by the Index Provider. The Index Provider has no obligation to take the needs of the Licensee or the owners of the Portfolio into consideration in determining, composing or calculating the Index. The Index Provider will apply all necessary means to ensure the accuracy of the Index. However, the Index Provider shall not be liable (whether in negligence or otherwise) to any person for any error in the Index and shall not be under any obligation to advise any person of any error therein. Neither the publication of the Index by the Index Provider nor the granting of a license of rights relating to the Index or to the Trademarks for the utilization in connection with the Portfolio represents a recommendation by the Index Provider for a capital investment or contains in any manner a warranty or opinion by the Index Provider with respect to the attractiveness of an investment in the Portfolio. The Portfolio is not sponsored, endorsed, or sold by the Index Provider. The Index Provider makes no representation or warranty, express or implied, to the owners of the Portfolio or any member of the public regarding the advisability of trading in the Portfolio. The Index Provider is not responsible for and have not participated in the determination of the timing of, prices at, or quantities of the Portfolio to be sold or in the determination or calculation of the equation by which the Portfolio may be converted. Notwithstanding the foregoing, the Index Provider may independently issue and/or sponsor financial products unrelated to the Portfolio, but which may be similar to and competitive with the Portfolio. In addition, the Index Provider may trade financial products which are linked to the performance of the Index. It is possible that this trading activity will affect the value of the Index and the Portfolio.

THE INDEX PROVIDER DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE INDEX OR ANY DATA INCLUDED THEREIN AND SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. THE INDEX PROVIDER MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY THE LICENSEES, OWNERS OF THE PORTFOLIO, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE INDEX OR ANY DATA INCLUDED THEREIN. THE INDEX PROVIDER MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL THE INDEX PROVIDER HAVE ANY LIABILITY FOR ANY LOST PROFITS OR INDIRECT, PUNITIVE, SPECIAL OR CONSEQUENTIAL DAMAGES OR LOSSES, EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

EXPERTS

Legal Matters. Chapman and Cutler LLP, 111 West Monroe Street, Chicago, Illinois 60603, acts as counsel for the Portfolios and has passed on the legality of the units. Richards, Layton & Finger, P.A., 920 North King Street, Wilmington, Delaware 19801 acts as counsel for the Trustee and will pass on certain Delaware law matters regarding the units.

Independent Registered Public Accounting Firm. The statements of financial condition, including the Trust Portfolios, appearing herein have been audited by Grant Thornton LLP, an independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance on such report given on the authority of such firm as experts in accounting and auditing.

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Contents

Overview	2

Summaries	4
Amplify ACES EASI Tactical Growth Index Fund	4
Amplify ACES Silver Birch Tactical Index Fund	12
Amplify ACES YieldShares Equity and Income CEF Index Fund	22

Statement of Financial Condition	30

Report of Independent Registered Public Accounting Firm	31

The Portfolios	32
How to Buy Units	32
How to Sell Your Units	36
Distributions	37
About ACES	38
Potential Advantages of ACES	39
Conversion to ACES ETF	40
Additional Investment Risks	43
Trust Administration	49
ACES ETF Adviser	55
Taxes	55
Additional Information Regarding The Indices	59
Annual Portfolio Operating Expenses	61
Disclaimers	62
Experts	65

Additional Information

This prospectus does not contain all information filed with the Securities and Exchange Commission. To obtain or copy this information (a duplication fee may be required):

E-mail:	publicinfo@sec.gov
Write:	Public Reference Section Washington, D.C. 20549
Visit:	http://www.sec.gov (EDGAR Database)
Call:	202.551.8090 (only for information on the operation of the Public)

You can contact the following for more information about these investments:

Call The Bank of New York Mellon
[_____] (investors)/[_____] (brokers)

Olden Lane Trust Series 10
Securities Act file number: 333-220645
Investment Company Act file number: 811-23043

When units of a Portfolio are no longer available, this prospectus may be used as a preliminary prospectus for a future series, in which case you should note the following:

The information in the prospectus is not complete and may be changed. We may not sell, or accept offers to buy, securities of a future series until that series has become effective with the SEC. No securities can be sold in any state where a sale would be illegal.
PROSPECTUS	Amplify Convertible Equity Securities

Amplify ACES EASI Tactical Growth Index Fund Amplify ACES Silver Birch Tactical Index Fund Amplify ACES YieldShares Equity and Income CEF Index Fund

DATED ____, 2017

[_____] [_____] Email: [_____] {Website] ACES Inquiries: 1-855-267-3837

Undertaking to File Reports

Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

Contents of Registration Statement

A.	Bonding Arrangements of Depositor:

The Depositor will obtain a Securities Dealer Blanket Bond for its officers, directors and employees.

B.	This Amendment to the Registration Statement comprises the following papers and documents.

The facing sheet
The prospectus
The signatures
Consents of Independent Registered Public Accounting Firm and Counsel as indicated
Exhibits as indicated on the List of Exhibits

Signatures

Pursuant to the requirements of the Securities Act of 1933, the Registrant, Olden Lane Trust Series 10 has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized in the City of Wheaton, and State of Illinois, on the 22nd day of November, 2017.

Olden Lane Trust Series 10, Registrant

By:	Olden Lane Securities LLC, Depositor

	By:	/s/ Michel Serieyssol
Michel Serieyssol
Chief Executive Officer

By:	Ausdal Financial Partners, Inc., Depositor

	By:	/s/ Robert B. Ausdal
Robert B. Ausdal
Chief Executive Officer and Chief Financial Officer

Pursuant to the requirements of the Securities Act of 1933, this amended Registration Statement has been signed below by the following persons in the capacities and on the date indicated:

Signature	Title	Date

/s/ Michel Serieyssol	Chief Executive Officer of Olden Lane Securities LLC	November 22, 2017
Michel Serieyssol

/s/ Peter Marquardt	Chief Compliance Officer of Olden Lane Securities LLC	November 22, 2017
Peter Marquardt

/s/ Yuen Na Chun	Financial Operations Principal of Olden Lane Securities LLC	November 22, 2017
Yuen Na Chun

/s/ Robert B. Ausdal	Chief Executive Officer and Chief Financial Officer of Ausdal Financial Partners, Inc.	November 22, 2017
Robert B. Ausdal

/s/ Nathan Westcomb	Chief Compliance Officer of Ausdal Financial Partners, Inc.	November 22, 2017
Nathan Westcomb

/s/ John Hicks	Director of Ausdal Financial Partners, Inc.	November 22, 2017
John Hicks

/s/ David Roberts	Director of Ausdal Financial Partners, Inc.	November 22, 2017
David Roberts

/s/ James J. Simpson	Director of Ausdal Financial Partners, Inc.	November 22, 2017
James J. Simpson

Consent of Independent Registered Public Accounting Firm

The consent of Grant Thornton LLP to the use of its report and to the reference to such firm in the Prospectus included in the Registration Statement will be filed as Exhibit 23.1 to the Registration Statement.

Consent of Chapman and Cutler LLP

The consent of Chapman and Cutler LLP to the use of its name in the Prospectus included in the Registration Statement will be contained in its opinion to be filed as Exhibit 3.1 to the Registration Statement.

Consent of Richard, Layton and Finger PA

The consent of Richard, Layton and Finger PA to the use of its name in the Prospectus included in the Registration Statement will be contained in its opinion to be filed as Exhibit 3.2 to the Registration Statement.

List of Exhibits

1.1
Certificate of Formation of Olden Lane Securities LLC. Reference is made to Exhibit A(6)(a) to the Registration Statement on Form N-8B-2 for Olden Lane Trust (File No. 811-23043) as filed on March 20, 2015.

1.2	Certificate of Incorporation of Ausdal Financial Partners, Inc. (to be filed by amendment).
1.3
Limited Liability Company Operating Agreement of Olden Lane Securities LLC. Reference is made to Exhibit A(6)(b) to the Registration Statement on Form N-8B-2 for Olden Lane Trust (File No. 811-23043) as filed on March 20, 2015.

1.4	Bylaws of Ausdal Financial Partners, Inc. (to be filed by amendment).
2.1	Master Trust Agreement (reference is made to Exhibit A(1)(a) to the Registration Statement on Form N-8B-2 for Olden Lane Trust (File No. 811-23043) as filed on March 20, 2015).
2.2	Series 10 Trust Agreement Supplement dated [ ], 2017 (to be filed by amendment).
2.3	Certificate of Trust. Reference is made to Exhibit A(1)(c) to the Registration Statement on Form N-8B-2 for Olden Lane Trust (File No. 811-23043) as filed on March 20, 2015.
2.4	Form of Master Services Agreement. Reference is made to Exhibit A(2)(a) to the Registration Statement on Form N-8B-2 for Olden Lane Trust (File No. 811-23043) as filed on March 20, 2015.
2.5	Series 10 MSA Supplement dated [ ], 2017 (to be filed by amendment).
3.1	Opinion of counsel as to legality of securities being registered including a consent to the use of its name in the Registration Statement (to be filed by amendment).
3.2	Opinion of counsel as to the Trustee and the Trust, including a consent to the use of its name in the Registration Statement (to be filed by amendment).
14.1
Form of Code of Ethics of Trust and Olden Lane Securities LLC. Reference is made to Exhibit A(11) to the Registration Statement on Form N-8B-2 for Olden Lane Trust (File No. 811-23043) as filed on March 20, 2015.

14.2	Form of Code of Ethics of Ausdal Financial Partners, Inc. (to be filed by amendment).
23.1	Consent of Independent Registered Public Accounting Firm (to be filed by amendment).
23.2	Consent of Evaluator (to be filed by amendment).
24.1	Power of Attorney (to be filed by amendment).
99.1	Form of Unit Certificate. Reference is made to Exhibit A(5) to the Registration Statement on Form N-8B-2 for Olden Lane Trust (File No. 811-23043) as filed on March 20, 2015.
99.2
Information regarding directors and officers of Olden Lane Securities LLC. Reference is made to Exhibit E to the Registration Statement on Form N-8B-2 for Olden Lane Trust (File No. 811-23043) as filed on March 20, 2015.

99.3	Information regarding directors and officers of Ausdal Financial Partners, Inc. (to be filed by amendment).

Memorandum

Re:   Olden Lane Trust Series 10

The list of securities comprising the trust of the fund, the evaluation, record and distribution dates and other changes pertaining specifically to the new series, such as size and number of units of the trust in the fund and the statement of financial condition of the fund, will be filed by amendment.

1940 Act

Forms N-8A and N-8B-2

Form N-8A and Form N‑8B‑2 was filed in respect of Olden Lane Trust (and subsequent series) (File No. 811-23043).

1933 Act

 The Indenture

The Master Trust Agreement was filed in respect of Olden Lane Trust (and subsequent series) (File No. 811-23043).

Chapman and Cutler LLP

Chicago, Illinois
November 22, 2017